Exhibit 99.1

ANNUAL INFORMATION FORM

for the nine month period ended December 31, 2024

Dated: March 12, 2025

TABLE OF CONTENTS

INTRODUCTION	1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1

MARKET AND INDUSTRY DATA	3

CORPORATE STRUCTURE	3

DESCRIPTION OF THE BUSINESS	5

RISK FACTORS	21

DIVIDENDS	54

DESCRIPTION OF CAPITAL STRUCTURE	54

MARKET FOR SECURITIES	61

AGREEMENTS WITH SHAREHOLDERS	63

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	64

DIRECTORS AND EXECUTIVE OFFICERS	64

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT	73

MATERIAL CONTRACTS	73

INTEREST OF EXPERTS	76

ADDITIONAL INFORMATION	76

APPENDIX A CHARTER OF THE AUDIT COMMITTEE	77

(i)

ANNUAL INFORMATION FORM

INTRODUCTION

Unless otherwise indicated, all references in this annual information form (the “Annual Information Form”) to “Algoma,” “we,” “our,” “us,” “the Company” or similar terms refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our consolidated financial statements in Canadian dollars. In this Annual Information Form, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$” mean Canadian dollars and all references to “$” or “US$” mean U.S. dollars. Unless otherwise indicated, the information contained herein is given as at December 31, 2024.

Effective November 5, 2024, the Company’s board of directors approved a change in the Company’s fiscal year-end from March 31 to December 31, effective as of December 31, 2024. Unless otherwise indicated in this Annual Information Form, all references to: “fiscal 2024” are to the 12-month period ended March 31, 2024, and the fiscal year ended December 31, 2024 is referred to as the “nine month period ended December 31, 2024.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Our forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “Risk factors.” Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;
•	future cash flow and liquidity;
•	future capital investment;
•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;

•	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;
•	restrictive covenants in debt agreements limit our discretion to operate our business;
•	significant domestic and international competition;
•	macroeconomic pressures such as inflation and interest rates in the markets in which we operate;
•	increased use of competitive products;
•	a protracted fall in steel prices resulting in reduced revenue and/or impairment of assets;
•	excess capacity, resulting in part from expanded production in China and other developing economies;
•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;
•	increases in annual funding obligations resulting from our under-funded Pension Plans and Wrap Plan (each as defined herein);
•	supply and cost of raw materials and energy;
•	impact of a downgrade in credit rating, including on access to sources of liquidity;
•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;
•	environmental compliance and remediation;
•	unexpected equipment failures and other business interruptions;
•	a protracted global recession or depression;
•

changes in or interpretation of royalty, tax, environmental, greenhouse gas (“GHG”), carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Company;
•	impact of disputes arising with our partners;
•	our ability to implement and realize our business plans, including our ability to complete our transition to electric arc furnace (“EAF”) steelmaking on time and at its anticipated cost;
•	our ability to operate the EAF;
•	expected increases in liquid steel capacity as a result of the transformation to EAF steelmaking;
•	expected cost savings associated with the transformation to EAF steelmaking;
•

expected reduction in carbon dioxide (“CO2”) emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reduction on the Federal SIF EAF Loan (as defined herein) and carbon taxes payable;

•

the risks that higher cost of internally generated power and market pricing for electricity sourced from our current grid in Northern Ontario could have an adverse impact on our production and financial performance;

•	the risks that indigenous groups’ claims and rights to consultation and accommodation may affect our ability to complete the EAF Transformation (as defined below);
•	access to an adequate supply of the various grades of steel scrap at competitive prices;
•	the risks associated with the steel industry generally;
•	economic, social and political conditions in North America and certain international markets;
•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;
•	risks inherent in the Company’s corporate guidance;
•	failure to achieve cost and efficiency initiatives;
•	risks inherent in marketing operations;
•	risks associated with technology, including electronic, cyber and physical security breaches;
•	construction risks, including delays and cost overruns;
•	our ability to enter into contracts to source steel scrap and the availability of steel scrap;
•	the availability of alternative metallic supply;

•	the Company’s expectation to declare and pay a quarterly dividend;
•	the limited functionality of the coke oven batteries as they remain unstable and not fully operational;
•	business interruption or unexpected technical difficulties, including impact of weather;
•	counterparty and credit risk;
•	labour interruptions and difficulties; and
•	changes in our credit ratings or the debt markets.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Information Form, to conform these statements to actual results or to changes in our expectations.

MARKET AND INDUSTRY DATA

Market and industry data presented in this Annual Information Form was obtained from third-party sources and industry reports and publications, websites and other publicly available information, including Statistics Canada, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, clients and other industry participants. We believe that the market and economic data presented in this Annual Information Form is accurate and, with respect to data prepared by us or on our behalf that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented in this Annual Information Form are not guaranteed and we do not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, we have not independently verified any of the data from third-party sources referred to in this Annual Information Form, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

CORPORATE STRUCTURE

Name, Address and Incorporation

Algoma, a corporation organized under the Business Corporations Act (British Columbia) (the “BCA”) in March 2021, is the parent holding company of Algoma Steel Inc., our operating company (“Opco”). Opco was incorporated in 2016 for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma

Inc. (“Old Steelco”) and its subsidiaries in connection with Old Steelco’s restructuring (the “Restructuring Transaction”) under the Canadian Companies’ Creditors Arrangement Act (the “CCAA”). The Restructuring Transaction was completed on November 30, 2018. Prior to November 30, 2018, Opco had no operations, and was capitalized with one common share with a nominal value. On October 19, 2021, Algoma consummated a business combination with Legato, a special purpose acquisition company, and became a publicly traded company with its common shares (the “Common Shares”) and warrants to purchase Common Shares (the “Warrants”) trading on each of the Toronto Stock Exchange (the “TSX”) (under the symbols “ASTL” and “ASTL.WT”, respectively) and The Nasdaq Select Global Market (“Nasdaq”) (under the symbols “ASTL” and “ASTLW”, respectively).

Our principal office is located at 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, Canada and our telephone number is (705) 945-2351. Our website address is www.algoma.com. Information contained on, or accessible through, our website is not a part of this disclosure document and the inclusion of our website address in this document is an inactive textual reference.

Intercorporate Relationships

The following diagram illustrates the inter-corporate relationships between the Company and its material subsidiaries (which are all wholly owned by the Company) as at the date of this Annual Information Form:

Description of the Business

Algoma is a fully-integrated steel producer of hot and cold rolled steel products, including coiled sheet and plate, strategically located on the Great Lakes in Sault Ste. Marie, Ontario, Canada. We are a leading flat-rolled steel producer in North America, one of Canada’s largest steel producers by volume and its only plate manufacturer, with a current liquid steel production capacity of an estimated 2.8 million tons per year. We supply customers with direct applications in the automotive, construction, energy, defense and manufacturing sectors.

Our liquid steel production facilities currently include two blast furnaces, Blast Furnace No. 6 (as defined herein) and Blast Furnace No. 7 (as defined herein), of which Blast Furnace No. 7 is currently operating as our principal source of liquid iron. We are in the process of a transition to EAF steelmaking, which we expect will ultimately replace our Blast Furnace No. 7 production capabilities and provide a number of benefits, including improved efficiency, reduced fixed costs, enhanced production capacity and significantly reduced carbon emissions. Construction of two EAFs is ongoing and the first furnace is expected to be completed during calendar year 2024 and commissioning anticipated to begin by the end of 2024. The second furnace is expected to be completed in the first half of 2025, with ramp-up and commissioning anticipated thereafter. Our idled Blast Furnace No. 6 could also provide operational flexibility, including the potential to provide hot metal (iron) as a direct feedstock into our EAFs if needed. We believe a restart of Blast Furnace No. 6 could be achieved within approximately six months, for an estimated C$60 - C$80 million investment.

In our downstream production processes, we manufacture a broad range of high-quality semi-finished and finished flat steel sheet and plate products. In 1995, approximately C$450 million was invested to construct our Direct Strip Production Complex (“DSPC”), which is our cornerstone asset and one of the world’s first hot strip mills coupling integrated continuous casting with hot rolling. In addition to the DSPC, we operate a discrete 166 inch-wide plate rolling mill. We are investing in a modernization of our plate mill, which has allowed us to improve product quality and is anticipated to provide a plate capacity upgrade to 600,000 to 700,000 tons per year once completed in the second half of calendar year 2025. Once we complete the Plate Mill Modernization (as defined below) and EAF Transformation, we plan to shift the primary focus of our combination mill to high-quality plate products, thereby reducing production from our 106 inch-wide hot strip mill. As a result, after thorough consideration of the North American wide sheet and plate markets and our competitiveness in these markets, we have commenced the process of exiting the wide sheet business and idling the 106” sheet mill by the completion of this fiscal year. We believe this will allow us to optimize margins by the sale of premium quality plate products, where we build on our market position as the only domestic discrete plate producer in the Canadian market.

Our coil sheet steel products include a wide variety of widths, gauges and grades, and are available in unprocessed form as well as with value-added temper processing for hot rolled coil (“HRC”), annealed and full hard cold-rolled coil, hot-rolled pickled and oiled products, floor plate and cut-to-length products. Primary end-users of our sheet products include service centers, automotive, manufacturing, construction and tubular industries. Sheet steel products represented approximately 86% of our total steel shipment volumes in the nine month period ended December 31, 2024.

Our plate steel products consist of various carbon-manganese, high-strength and low-alloy grades, and are sold in the as-rolled condition as well as subsequent value-added heat-treated conditions. The primary end-user of our plate products is the fabrication industry, which uses our plate products in the manufacture or construction of railcars, buildings, bridges, off-highway equipment, storage tanks, ships, military applications (including armored plate), large diameter pipelines and power generation equipment. Plate steel products have represented approximately 14% of our total steel shipment volumes in the nine month period ended December 31, 2024.

We sell our finished products to a geographically diverse customer base across North America. For the nine month period ended December 31, 2024, our shipment volume by product category, geography and end markets were as follows:

Nine month period ending December 31, 2024 Product Shipment Mix		Nine month period ending December 31, 2024 Geographic Shipments
Product	Volume	Country	Volume
Hot Roll	78%	United States	60%
Cold Roll	8%	Canada	39%
Plate	14%	Mexico	1%

End Market Volume
Segment	Nine month period ended December 31, 2024	Twelve month period ended March 31, 2024	Twelve month period ended March 31, 2023
Transportation[1]	41%	43%	43%
Manufacturing and Construction	28%	30%	29%
Tubular	13%	10%	11%
Distribution	18%	17%	17%
Total	100%	100%	100%

1 Includes 35-40% automotive

Strategy, EAF Transformation and Other Key Investments

Our corporate strategy aims to maximize stakeholder value through strategic investments in our business that provide and enhance a sustainable competitive cost position. Key investments include our EAF Transformation, the ongoing modernization of our plate mill and our completed Ladle Metallurgy Furnace No. 2 (“LMF2”) investment. Through these strategic initiatives, we are ensuring the long-term success and growth of our business. We anticipate that these investments will enhance our leading presence in the Canadian market and allow the Company to actively contribute to a more sustainable and environmentally responsible steel industry. In addition to the above, we are committed to fostering an entrepreneurial culture within our organization. This culture will be rooted in values such as safety, productivity, and a caring attitude, which will guide our decisions and interactions. Safety will be our top priority, ensuring the well-being of our employees and stakeholders at all times. Productivity will be pursued through a culture of continuous improvement, empowering our teams to innovate and optimize processes, resulting in increased efficiency and operational excellence. Lastly, a caring attitude will permeate our organization, promoting a supportive and inclusive environment where everyone feels valued and respected. By nurturing this entrepreneurial culture, we aim to foster a strong sense of ownership and accountability among our employees, driving our business towards long-term success while prioritizing the well-being of our people and the communities we serve.

EAF Transformation. On November 10, 2021, our board of directors authorized the Company to construct two state-of-the-art EAFs to replace our existing Blast Furnace No. 7 steelmaking operations (the “EAF Transformation”). The EAF Transformation is expected to reduce our carbon emissions by approximately 70%. EAF steelmaking is a method of producing steel by melting scrap metal and other metallic inputs using an electric arc, and is widely used in modern steel production. Our EAF steelmaking facility is being built on vacant land adjacent to our current steelmaking facility to mitigate disruption to current operations, and will be integrated into existing downstream equipment and facilities, thereby reducing capital expenditure requirements. The first of our two furnaces is close to commissioning with the second due online by the end of the year.

Vacuum Tank Degasser. The EAF Transformation also includes installation of vacuum tank degassing for steel used in plate products. Vacuum tank degassing offers several significant benefits for steel plate products, including reduced hydrogen content crucial for improving the steel’s resistance to cracking and brittleness, improved cleanliness to reduce impurities and inclusions leading to better surface finish and enhanced mechanical properties, and enhanced homogeneity promoting a more uniform distribution of alloys within the steel to improve consistency and reduce localized variations in properties. Construction is ongoing with the aim of commissioning in 2025.

Ladle Metallurgy Furnace No. 2. The Company completed a new 2.1mm ton ladle metallurgy furnace in February 2021, which unlocked 100,000 tons of additional capacity and added advanced grades of steel to our product mix.

Plate Mill Modernization. In 2019, we undertook a plate mill modernization project (the “Plate Mill Modernization”). We plan to complete the Plate Mill Modernization in two phases and invest a total of approximately C$135million in the modernization. This strategic initiative is designed to enhance the capacity and quality of our discrete plate product line, which is a differentiated product capability and a key source of competitive advantage. The Plate Mill Modernization is expected to allow us to (i) satisfy higher product quality requirements of our customers with respect to surface and flatness, (ii) increase high strength capability with availability of new grades, (iii) enhance reliability of plate production with direct ship capability and (iv) increase overall plate shipment capacity through debottlenecking and automation.

The modernization process is comprised of two phases, the first being focused on quality and the second on productivity. The first phase was completed in 2022 and comprised of the installation and commissioning of a new primary slab de-scaler (to improve surface quality), automated surface inspection system (to detect and map surface quality), an in-line hot leveler (to improve flatness) and automation of the 166-inch plate mill (which expands our grade offering).

A final outage is expected to be taken for Plate Mill Modernization to complete the project in July 2025 where the final piece of equipment, the 4hi on-board descaler, will be installed in a 15 day outage. After this piece of equipment is installed and commissioned, the project will be considered complete. With the completion of this project the Algoma Plate Mill will have the capacity to produce and ship 600,000 tons of plate per year with the highest flatness and surface quality on As-Rolled discrete plate. The quality, ship on time, and production from the facility has improved significantly following the commissioning of phase 1 and is expected to see some more improvements once the project is finalized in the summer of 2025.

Unique Production Process

We are the only integrated steel producer in North America to operate a DSPC line that converts liquid steel sourced from a blast furnace directly into coil. Our DSPC hot mill provides us with a cost advantage over the traditional integrated hot rolling manufacturing process. Current annualized production capacity of the DSPC complex is 2.3 million tons.

A hot strip mill coupled to direct casting can provide a significant competitive advantage in the steel industry. This technology integration eliminates the need for intermediate processes such as slab reheating and rolling. By leveraging the advantages of a hot strip mill coupled to direct casting, we achieve cost savings, improve operational efficiency, enhance product quality and reduce environmental impact. The DSPC is ideally designed to integrate into our new EAFs, and is expected to allow us to transform into a state-of-the-art mini mill production facility once the EAFs are commissioned and ramped-up.

The DSPC provides a competitive advantage, enabling us to offer superior products, meet customer needs more effectively and strengthen our position in the steel industry. This technology offers key advantages, including:

•

Cost Efficiency: Direct casting eliminates the need for costly and time-consuming slab reheating processes. The continuous production method reduces energy consumption and operational costs associated with reheating furnaces, resulting in improved cost efficiency.

•

Time Savings: By eliminating intermediate processes, a hot strip mill coupled to direct casting significantly reduces the production cycle time. This allows for faster turnaround and shorter lead times, giving us a competitive edge in meeting customer demands and achieving just-in-time delivery.

•

Improved Quality: Direct casting technology allows for better control over our steel products’ microstructure and mechanical properties. The continuous casting process results in improved product consistency and surface quality, reducing defects and enhancing the overall quality of our steel products.

•

Environmental Benefits: The integration of direct casting minimizes the environmental impact of steel production by reducing energy consumption and greenhouse gas emissions. This aligns with sustainability goals and enhances our reputation as an environmentally responsible producer.

•

Flexibility and Customization: With a hot strip mill coupled to direct casting, we are able adapt to market demands more efficiently. The continuous process enables quick changes in steel grades, sizes, and specifications, allowing for greater flexibility and customization options to meet customer requirements.

We are the only discrete plate producer in Canada, with current capacity of 350,000 to 400,000 tons per year and expected capacity of 600,000 to 700,000 tons per year upon completion of our Plate Mill Modernization program. We expect that completion of the plate modernization program may reduce Canada’s reliance on plate imports and positively impact the country’s trade balance in plate products.

Employment and Government Support

We are the largest employer in Sault Ste. Marie, Ontario. As of December 31, 2024, the Company had 2,818 full-time employees, of which approximately 95% are represented by two locals of the United Steelworkers Unions under two collective bargaining agreements expiring July 31, 2027. As a result of the Company’s good relationship with its unionized workforce, there has not been a work disruption in approximately 30 years, and we have achieved contract terms that are competitive to those achieved by our peers.

As a result of our significant contribution to the Canadian steelmaking industry, we benefit from strong federal and provincial government support in various forms. For example, to support political policies of the governments of Canada and Ontario, we have received financial support in the form of loans and grants, which have enabled us to undertake various capital expenditures to reinvest in the Company.

Environmental, Social and Governance

As part of our commitment to continue to augment our transparency and accountability on ESG, the Company published its second annual ESG report (the “ESG Report”) in August 2024. Algoma aims to be a climate change leader and contributor toward a sustainable and environmentally responsible future for Canadian steel production. The report was designed to align with market-leading, investor-preferred ESG disclosure frameworks, such as the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures. The ESG Report sets out the Company’s ESG strategy, and its approach to mitigating ESG risks and capturing ESG opportunities, and provides an update on the Company’s ESG performance. We expect to publish our next report in June 2025.

Quarterly Shipment Volume

Our Competitive Strengths

Strategically Located in Close Proximity to Customers and Suppliers

We are strategically located on Lake Superior with close proximity to key steel consuming regions of the United States (the U.S. Mid-West, U.S. Northeast) and Canada (Southern Ontario), allowing us to serve our customers at competitive costs, as well as to gain access to the supply of post-consumer steel scrap as a raw material. Approximately 70% of our customers are located within a 500-mile radius of our facility. Additionally, our location on the Great Lakes provides access to multiple modes of transportation, supporting our ability to negotiate competitive rates for inbound raw materials and outbound steel products. Our acquisition of the adjacent port facility as part of the Restructuring Transaction – the fourth largest Canadian port on the Great Lakes by volume, handling nearly 450 vessels a year and over 4.5 million tons of shipments – facilitated access to low-cost transportation across the Great Lakes and secured our distribution network.

We also have the option to pursue rail transportation from certain iron ore mines using well-established rail links, facilitating access to ore through the winter months when transport over the Great Lakes is less feasible. We sell steel products to a diverse base of approximately 200 customers across multiple sectors in North America, with no single customer accounting for greater than 13% of revenues. Our top ten customers accounted for approximately 49% of total revenue in the nine month period ended December 31, 2024. Our geographic, sector and customer diversity reduces our exposure to shifts in demand. We have built strong customer relationships, with the average tenure for our top ten customers being between 20 and 25 years. Despite the U.S. tariffs imposed on Canadian steel producers on June 1, 2018, the Company was able to maintain its geographic mix with 62% of revenue for the nine month period ended December 31, 2024 generated by our customers in the United States.

The following map illustrates the Company’s advantageous location at the tips of Lake Superior and Lake Huron, with ready access to iron ore from the Mesabi range, access to scrap metals anticipated to be sourced from the large industrial zones surrounding the Great Lakes (including Chicago, Detroit and Toronto), and favorable shipping costs to key industrial customers in the Midwestern United States and Greater Toronto Area.

Operations Designed to Provide Superior Product Quality and Serve Diversified Blue-Chip Customer Base in Attractive End Markets

Plate products accounted for 14% of shipments, hot rolled sheet for 78% and cold rolled sheet for 8% of shipments for the nine month period ended December 31, 2024. Additionally, flexible union labor contracts allow us to optimize manpower allocation across the entire facility to meet changes in demand. Our facilities have the flexibility to produce varying product widths, gauges and strengths, which allows us to serve a broad customer base across various end markets, including service centers, automotive, manufacturing, construction and tubular markets. Furthermore, our research and development investments support higher quality, lower cost products and drive a value proposition for customers.

Algoma's Manufacturing Capabilities

ALGOMA STEEL INC.

	Technical specifications	Age	Competitive advantage	Highlights
Coke Making Facilities	• Comprises 3 batteries: – #7 battery (60 ovens) – #8 battery (60 ovens) – #9 battery (57 ovens)	• #7 battery: ~66 years • #8 battery: ~58 years • #9 battery: ~46 years	• On-site coke production caters to over 50% of total coke requirement	• Annualized production capability of • ~0.5mm tons
Iron Making Facilities	• Two blast furnaces: BF #7; BF #6 (currently idle) • BF #7 Hot metal capacity of ~2.8mm ton • BF #6 relining and stove rebuild completed in 2008	• BF #7: ~50 years • BF #6: ~72 years	• BF #6 can be re-started within a short period with low-start up costs • Continuous investments in BF #7 has improved productivity by ~1,000 nt/day	• Operational flexibility enhanced by two blast furnaces
Steelmaking Facilities	• Comprises two 260 ton Basic Oxygen Furnaces • Current liquid steel capacity of ~3.7mm tons annually (including 0.9mm from idle capacity of BF #6) • Two twin station Ladle Metallurgy Furnaces	• Basic oxygen furnaces: • ~54 years • Ladle metallurgy furnace: ~28 years • Ladle Metallurgy Furnace #2 – 4 years	• Implementation of LMF#2 will provide improved buffering between casters and Blast Furnace and will avoid DSPC downtime caused by requirements of LMF Slab Caster heats	• Debottlenecking the secondary metallurgy area through the LMF#2
Direct Strip Production Complex (DSPC)	• Automated facility • Size range: gauges between 0.060" and 0.625" and widths between 32" and 63" • Current capacity of ~2.3mm tons annually	• DSPC: ~28 years	• One of the lowest-cost North American mills in terms of HRC conversion cost per tn • ~C$30-40/nt structural conversion cost advantage over peers due to reduced manpower, lower heating costs and improved yields	• Only DSPC attached to a blast furnace in North America • Consists of a state-of-the-art thin slab continuous caster which converts liquid blast furnace steel directly into coil
Slab Caster	• Comprises two twin strands of 8" thick slabs with a width range of 42" to 86" • Current capacity of ~2.0mm ton annually	• Slab caster: ~46 years	• Wider steel chemistry processing capabilities	• Ability to cast crack sensitive boron-alloyed and peritectic steel • Efficient grade change practice allowing changes to steel chemistry without interrupting the cast
Plate Mill Cold Mill	• 166" Plate Mill: produces plate up to 152" wide • Recently upgraded to improve quality and capacity • Cold Mill Complex comprises: – 0.8mm ton pickling line – 0.35mm ton reduction mill – 0.25mm ton anneal furnace – 0.8mm ton temper mill	• 166" Plate Mill: ~65 years	• Only discrete plate mill in Canada • Only heat treatment line in Canada	• Annualized production capability of 600,000 – 700,000 tons • 166" Plate Mill features a heat treat facility – Rated annual capacity of 240,000 tons

Note: 106” Strip Mill idling this fiscal year.

Source: Company information.

We serve a diverse and blue-chip customer base with over 200 customers across multiple industries in North America. No single customer makes up more than 13% of our sales. In the nine month period ended December 31 2024, 41% of our sales were to transportation customers (30-45% of which were in the automotive market), 28% of sales were to manufacturing and construction markets, 13% of sales were to tubular markets (primarily serving oil and gas customers), and only 18% of sales were sold to distribution customers. Our geographical sales are divided between the United States and Canada, serving high-quality industrial customers generally located on or near the Great Lakes given our logistical advantages. While the geographical sales mix varies year-by-year depending on relative demand, in the nine month period ended December 31, 2024, 60% of our products were sold into the United States market while 39% were sold within Canada.

Low Cost Position Underpinned by Advantageous Raw Material Contracts

Our largest input cost in the steelmaking process is iron ore, which we purchase under a supply contract with United States Steel Corporation (“U.S. Steel”). On October 2, 2023, we announced an extension of our iron ore contract with U.S. Steel, which is anticipated to cover the expected volumes of iron ore required to complete our transition from blast furnace to EAF steelmaking through the close of the 2027 shipping season.

The agreement with U.S. Steel is a two-year extension of the existing iron ore purchase contract, with an option to further extend for a third year solely at our discretion. The ongoing attempt by Nippon Steel to acquire U.S. Steel does not affect the extended agreement.

Flexible Cost Structure Positions Algoma to Generate Cash Flow Through-the-Cycle

The combination of a flexible cost structure and the ongoing reduction in fixed costs positions Algoma to potentially generate positive cash flow through the steel economic cycle, including at HRC prices significantly lower than in the current pricing environment.

Legacy Liabilities Sustainably De-Risked from CCAA Process

On November 9, 2015, the Company’s predecessor, Old Steelco (as defined herein), filed for creditor protection in Canada under the CCAA (as defined herein) and in the United States under Chapter 15 of Title 11 of the United States Bankruptcy Code. On November 30, 2018, pursuant to the Restructuring Transaction approved by the court in the CCAA proceedings, Opco completed the purchase of substantially all of the operating assets and some of the liabilities of Old Steelco and its affiliates. As part of the Restructuring Transaction, we achieved transformational improvements in our capital structure, pension funding obligations and environmental liabilities. See “Risk Factors - Any increases in annual funding obligations resulting from our under-funded Pension Plans and Wrap Plan could have a material adverse effect on us” for additional details regarding the pension plans assumed by Algoma as part of the Restructuring Transaction.

For example, in connection with the Restructuring Transaction, the Company entered into an agreement (the “LEAP Agreement”) with the Province of Ontario, as represented by the Minister of the Environment, Conservation and Parks (“MECP”) which addresses legacy environmental issues at the Company’s main site in Sault Ste. Marie. The MECP provided a release in our favor from any obligations under applicable environmental laws relating to legacy environmental issues at our Sault Ste. Marie site with respect to the historical soil, groundwater and sediment contamination at our facility. Steelmaking activities have occurred at the Company’s site since 1901 and before the adoption of modern environmental best practices. Pursuant to the LEAP Agreement, we agreed to fund C$3.8 million per year for 21 years to a financial assurance fund, established to fund expenses relating to approved legacy environmental remediation and other projects, and provided a C$10 million letter of credit to the MECP to provide financial assurance for these obligations.

Experienced Management Team with Extensive Industry Experience

We have an experienced management team with significant operating experience in the global steel industry. Our executives collectively have almost 200 years of steel industry experience. Under the leadership of our current management team, we have made significant capital expenditures and have achieved significant operating performance improvements by employing benchmarking and implementing industry best practices. In addition, our management team has successfully steered our business, even during the turbulent times of the 2018-2019 U.S. steel tariffs and the COVID-19 pandemic that significantly disrupted the entire industry. Our management achieved higher capacity utilization rates as compared to our North American peers, significantly strengthened our raw material supply position and took measures to improve the stability of future profits. Furthermore, we maintain a strong relationship with our skilled unionized workforce, which allows us to benefit from favorable collective bargaining agreements that provide flexibility to adapt to changes in operational and production needs.

Products

Sheet Steel: Our flat/sheet steel products include a wide variety of widths, gauges, and grades, and are available unprocessed and with value-added processing such as temper rolling, cold rolled in both full-hard and annealed, hot-rolled pickled and oiled products, floor plate and cut-to-length products. The primary end-users of our flat/sheet products are the automotive industry, hollow structural tube manufacturers and the light manufacturing and transportation industries. For the last five years, sheet steel products have represented approximately 86% of our total steel shipment volumes. Over the same period, value-added applications represented approximately 43% of total steel volume.

Plate Steel: Our plate steel products consist of various carbon-manganese, high-strength, low-alloy grades that are produced in as-rolled, hot-rolled and heat-treated. The primary end-user market of our plate products is the fabrication industry, which uses our plate products in the construction or manufacture of railcars, buildings, bridges, off-highway equipment, storage tanks, ships, armored products for military applications, large diameter pipelines and wind energy generation equipment. For the last five years, plate steel products have represented approximately 14% of our total steel shipment volumes.

Sales by Major Product Lines

Total sales, accounted for by each of our major product lines for the periods indicated below, were as follows:

	Nine months ended December 31, 2024	Twelve months ended March 31, 2024	Twelve months ended March 31, 2023

Sheet & Strip	C$1,346.7	C$2,035.8	C$2,161.3

Plate	324.1	506.2	387.4

Slab	1.3	3.3	1.4

Freight	142.7	198.3	182.4

Non-steel sales	26.3	52.2	46.0

Total	C$ 1,841.1	C$ 2,795.8	C$ 2,778.5

Sales and Marketing

The principal markets for our products are steel service centers, the automotive industry, manufacturing and construction. We market our sheet and plate products direct to end-users and also through distributors in Canada and the United States. We are focused on leveraging various competitive attributes of our process and product technologies to improve market and customer segmentation. We pursue the development of applications and markets for our high strength and light gauge products to respond to application design factors. We are also focused on increasing the Company’s product portfolio to include more value-added products.

As part of our strategy to increase direct sales to end users of plate products, we have reduced the percentage of products sold through service centers. However, due to the nature of the market and the customers for such products, we continue to sell through service centers.

The Company pursues a diversified market and customer strategy to manage earnings volatility in the North American steel market. It is critical that a North American steel producer provide products to customers in all sectors of the economy given the industry dynamics, strong competition and global overcapacity. Focusing on more than one commodity to one sector is key to ensuring earnings stability through the business cycle and achieving greater stability in economic downturns. The Company believes it has strong customer loyalty which helps it to manage through the volatility of the steel pricing cycle.

The distribution of total steel revenue by principal markets for the periods indicated below, was as follows:

Total North American Revenue by Major Markets

	April 1, 2024 to December 31, 2024	April 1, 2023 to March 31, 2024	April 1, 2022 to March 31, 2023

	%	%	%

Steel service center	18	13	16

Transportation[1]	41	43	43

Manufacturing & Construction	28	34	34

Tubular and other	13	10	8

Total	100	100	100

[1]Includes 35-40% automotive

Competition

There has been a substantial increase in global steel capacity, particularly in China, which has become the largest producer and consumer of steel in the world.

A significant slowdown in domestic Chinese growth and/or increases in capacity that exceed consumption rates in China could result in surplus steel being exported to world markets. In addition, an economic downturn that affects demand for our products or an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies could increase imports. It is, therefore, possible that more unfairly priced imports could enter the North American markets at a future date, which could result in domestic price erosion, which would adversely affect our ability to compete, or generate revenue and reduce profitability.

We compete with numerous foreign and domestic steel producers, primarily from integrated producers, like ourselves, as well as EAF producers. We primarily compete with other steel producers based on the delivered price of finished steel products to customers. EAF producers typically require lower capital expenditures for construction and maintenance of facilities, and may have lower total employment costs. However, these competitive advantages may be reduced or eliminated when scrap prices are high.

Although freight costs for steel can often make it uneconomic for distant steel producers to compete with us, to the extent that they have lower cost of sales resulting from lower labor, raw material or energy costs or from government subsidies, they may be able to successfully compete. Although we are continually striving to improve our operating costs, we may not be successful in achieving labor, raw material and energy cost improvements or gaining operating efficiencies that may be necessary to remain competitive on a global scale.

Our competitive position is positively affected by lower incoming raw material transportation costs as well as lower marine outbound costs of finished products than those of other Canadian producers. Our position on the Great Lakes provides us with access to lower cost modes of transportation for our inbound raw materials and outbound steel products. Approximately 83% of our customers are located within a 500-mile radius of our facility in key steel consuming regions of the Midwest and Northeast United States and southern Ontario, allowing us to service our customers at competitive costs. In accordance with common industry practice, we may from time to time assume additional shipping costs when selling outside of our local geographic area in order to provide competitive pricing.

Trade

Our business has historically been affected by “dumping” – the selling of steel into Canadian or U.S. markets at prices below cost or below the price prevailing in a foreign company’s domestic market. Dumping may result in injury to steel producers in Canada or the U.S. in the form of suppressed prices, lost sales, lower profits and reductions in production, employment levels and the ability to raise capital. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity.

Successful industry trade cases over the past several years have had an impact on import levels as well.

The United States-Mexico-Canada (USMCA) trade agreement went into effect in July 2020. The agreement is approaching its first six-year review in July 2026, where member countries will assess its effectiveness and consider renegotiations. The agreement also includes a sunset clause, meaning it will expire in 2036 unless extended by all parties during the review process. The agreement has several provisions that we believe have and could continue to benefit the steel industry, if extended, including requiring that higher levels of a vehicle’s content, including steel, be produced in North America for a vehicle to qualify for zero tariffs, and that 70% of the steel used in vehicles be melted and poured in North America. There are also provisions addressing currency manipulation and state-owned enterprises, which could be subject to renegotiation as part of the upcoming USMCA review. Given recent trade tensions and proposed tariffs, these provisions may be modified to address concerns about market fairness and economic stability among the member nations. Effective October 22, 2024, the Canadian government imposed an additional surtax of 25% on steel and aluminum produced in China and imported into Canada. The surtax applies in addition to other applicable duties, including anti-dumping or countervailing duties.

Although trade legislation to limit dumping has had some success, it may be inadequate to prevent future unfair import pricing practices which individually or collectively could materially adversely affect our business. If Canadian or U.S. trade laws are weakened, an increase in the market share of imports into the U.S. and Canada may occur, which would have a material adverse effect on our business and financial performance. Additionally, potential USMCA renegotiations in 2026, such as modifications to rules of origin or tariff structures, could further impact market conditions by altering competitive dynamics in the steel industry.

There remains in place anti-dumping findings covering imports of (i) hot rolled sheet into Canada from Brazil, China and India and into the United States from Russia, China, India, Indonesia, Taiwan, Thailand, Ukraine, Australia, Japan, South Korea, Netherlands, Turkey and United Kingdom, among other countries, (ii) cold rolled sheet into Canada from China, South Korea and Vietnam and into the United States from Brazil, China, India, Japan, South Korea and

United Kingdom, and (iii) hot rolled plate into Canada from China, Bulgaria, Czech Republic, Romania, South Korea, Italy, Brazil, Japan, Denmark, Indonesia, Taiwan and Germany and into the United States from China, Russia, Ukraine, India, Indonesia, South Korea, Austria, Belgium, Brazil, France, Germany, Italy, Japan, South Africa, Taiwan, and Turkey.

New trade cases in other jurisdictions are being considered to cover such exports. This and the potential for such exports to continue to displace hot rolled sheet product exports from other countries in markets worldwide may result in large quantities of hot rolled sheet products being exported into Canada and United States. The Company will continue to monitor imports of competing steel products into its customer markets and take appropriate action, including filing complaints, where such actions are warranted.

Information systems

Our information technology landscape supports a high level of business automation across three distinct segments of business processes: management decision systems, manufacturing execution/scheduling systems and process control systems. Our management decision systems, including the full order-to-cash cycle, are running on the SAP (Windows/Oracle) platform. Our manufacturing execution/scheduling systems run on the IBM mainframe environment. Our process control systems run on Windows, Vax, and Honeywell environments. Our infrastructure includes a LAN/WAN data network, desk/mobile phone services, approximately 100 servers, approximately 1400 PCs and two main datacenters (SAP at the Sault Ste. Marie, ON and Mainframe at Markham, ON). Daily incremental and full back-ups, including offsite replication and storage, are created for disaster recovery purposes.

Enterprise risk management

The Company employs an enterprise risk management (“ERM”) process to coordinate risk management among departments to manage the organization’s full range of risks as a whole. ERM offers a framework for effectively managing uncertainty, responding to risk and harnessing opportunities as they arise. A comprehensive ERM framework consolidates and improves risk reporting to identify key risks that may affect the Company, quantify and manage them better, and implement the proper controls to eliminate or reduce the threat.

Algoma employs an enterprise risk management (ERM) program that proactively identifies and manages strategic risks to the organization. ERM follows a very distinct and ongoing process, where it actively identifies and reassesses the various strategic and major risks to ensure financial security for our business. The framework leverages systemization of the risk registers for prioritization and tracking; and applying effective mitigation strategies to manage risks. The ERM program extends its reach to evaluate strategic decisions and plans for the organization, as well as developing a risk culture to ensure longevity and sustainability of Algoma’s competitiveness.

Growth Strategies

In addition to our strategic goals focused on the ramp-up of our EAF Transformation and other key investment projects, we are constantly focused on applying a forward-looking value-focused lens on growth, increasing our participation in key sustainable markets, generating a competitive return on capital, and meeting our financial and other obligations for all stakeholders.

We are committed to improving our quality, cost competitiveness and customer service, as well as developing a diverse organization to support our long-term success, while maintaining safety excellence and environmental stewardship as key performance objectives.

Continuous Margin Stability Enhancement and Cost Improvement. We are striving to continue reducing our costs and improving our operating performance. Cost improvements include maintenance effectiveness, operations reliability, operational cost reductions, workforce effectiveness, power efficiency improvements, process yield improvements, improvements in product quality and optimization of gas usage.

Capitalize on Low-Cost Growth Opportunities. Our goal is to continue enhancing our productivity and profitability through prudent capital investment projects, and we will continue to evaluate opportunities of this nature. The LMF2, which debottlenecked our process flow and the additional capacity that we anticipate to add with our Plate Mill Modernization, are strong examples of how we seek to deploy capital to high return projects.

Maintaining a Prudent Financial Policy. We are committed to maintaining a strong financial profile for the Company. Our management is focused on generating disciplined growth while maintaining a strong credit profile, limiting net long-term debt and enhancing liquidity. The Company seeks to maintain adequate cash and available liquidity throughout the seasonality in its business cycle.

Additionally, our capital allocation strategy is focused on low-cost growth opportunities to enhance the capabilities and low-cost operating position of our steel mill and related works. These investments include the development of our EAF and internal investments such as the LMF2 debottlenecking project and the Plate Mill Modernization.

Focus on Safety and Environmental Compliance. Management is focused on sustainable healthy and safe operations by engaging in projects to improve health and safety, including machinery and crane guarding upgrades and coke battery door and jamb cleaners. Since the year ended March 31, 2015, we have reduced our lost time injury frequency rate, measured as lost time days per 200,000 hours worked, from an occurrence of 0.72 to approximately 0.28 for the nine month period ended December 31, 2024. Health and safety remains paramount, and to further our efforts to improve our safety first culture, we are implementing an ISO 45001 Safety Management System.

We are committed to being responsible environmental stewards and encourage open communication and reporting to our communities with regard to our environmental performance. Through our participation in the Canadian Steel Producers Association, we have committed to pursue the aspirational goal of carbon neutrality by 2050. We continue to evaluate and pursue strategies to both meet this goal and maintain our competitiveness, including through the modernization of our existing facilities and/or the adoption of other technologies such as less carbon-intensive iron making or EAF steelmaking. We estimate that the transition to EAF steelmaking will result in a reduction of 3.0 million tonnes of CO2 emissions per year, representing a 70% reduction to current emissions levels with a goal of eliminating all coal use in our steelmaking operations over time, which we believe will allow us to become one of the greenest producers in North America and reduce the potential impact of the Canadian carbon tax regime on our business.

All of our facilities are qualified under the global ISO 14001 Environmental Management System Standard. We are supporting open dialogue on environmental issues with the community by establishing community outreach initiatives and ensuring frequent reporting on our environmental performance. For example, we have established a Community Liaison Committee as a forum for exchanging relevant environmental information with the public, conducting meetings on a monthly basis and publishing meeting notes on our website.

The Company instituted an environmental community liaison committee (“CLC”) to solicit representation from community organizations, agencies and public bodies, with the objective of keeping the local community informed about the operations of our facilities in relation to environmental regulations in effect, and to keep the Company informed of any community concerns about the operations of our facilities.

The CLC also serves as a forum for dissemination, review and exchange of information related to the environmental impact of our facilities. In order to ensure the objectives of the CLC are met, the Company provides information to the members as necessary on an ongoing basis.

Sources and Availability of Raw Materials

Steel production requires the use of large volumes of bulk raw materials and energy, in particular iron ore and coal, as well as energy, alloys, scrap, oxygen, natural gas, electricity and other inputs, the prices of which can be subject to significant fluctuation. The prices of iron ore and coal can vary greatly from period to period and our results have historically been impacted by movements in coal and iron ore prices. Iron ore and coal prices have been volatile in recent years.

Iron ore

See above under “Competitive Strengths - Low Cost Position Underpinned by Advantageous Raw Material Contracts” for information regarding our iron ore supply contracts.

Scrap Metal and Iron Units

On October 27, 2021, we announced that we had entered into a joint venture with Giampaolo Group Inc., the parent company of Triple M Metal LP and one of North America’s largest privately owned ferrous and non-ferrous metal recycling companies, establishing a jointly owned company known as ATM Metals Inc. The new entity sources prime scrap metal and other iron units to meet the Company’s business needs, including in connection with its transformation to EAF steelmaking.

Coal

The Company’s procurement team has worked with the operations team to develop a desired coal mix with reduced total volatile matter to produce more coke, which is stronger, creating less degradation and less gas. Coal is sourced from mines in Central Appalachia. Annual contracts have been set up with four suppliers which are incumbents for the past several years.

Coke

Our internal coke batteries produce the majority of our coke requirements for the Blast Furnace No. 7. Additional coke is purchased as required under contract or from the spot market.

Other raw materials

We purchase limestone, alloys and other raw materials for our manufacturing operation at what we believe to be competitive prices. We generate half of our scrap requirements internally and the balance is purchased from third parties, primarily from regional sources where we have a pricing advantage over other markets due to our proximity to the suppliers.

Energy

We purchase all of our natural gas from independent suppliers at market pricing. From time to time, we may use forward contracts over three- to twelve- month periods, mainly for peak winter months (January through March) to manage exposure to natural gas price changes. Currently, we do not have any fixed price natural gas commodity contracts in place. We do have fixed price contracts in place in relation to natural gas transportation.

As an integrated producer, the Company sources approximately 50% of its electricity needs internally and under a supply agreement with the operator of a low-cost cogeneration facility. We plan to supplement our electricity needs with our internal natural gas power plant in the interim. We also obtain electricity from the Independent Electricity System Operator in Ontario and obtain electricity rebates under the Northern Energy Advantage Program.

Oxygen is supplied by Linde Canada Inc. through a supply agreement that extends to mid-2026.

See “Risk Factors – Our exposure to the higher cost of internally generated power and market pricing for electricity sourced from the current grid in Northern Ontario may have an adverse impact on our production and financial performance if we are able to complete the EAF Transformation” for further details.

Government Regulation

The Company’s environmental policy is to conduct our business in a manner that ensures the Company and its personnel act reasonably and responsibly with respect to the protection of the environment. Where appropriate, we have introduced environmental accountability to all employees. Activities that may have an impact on the natural environment have been identified and managed through the implementation of our ISO14001 compliant environmental management system. Our Environment Department regularly reviews and audits our operating practices to monitor compliance with our environmental policies and legal requirements.

The Company is required to comply with a stringent and evolving body of federal, provincial and local environmental laws concerned with, among other things, emissions into the air, carbon and greenhouse gas emissions, discharges to surface and ground water, the investigation and remediation of contaminated property, noise and odor control, waste management, recycling and disposal. Significant expenditures could be required for compliance with current or future laws or regulations relating to environmental compliance and remediation.

In the United States and Canada, certain environmental laws and regulations impose joint and several liabilities on certain classes of persons for the costs of investigation and remediation of contaminated properties. Liability may attach regardless of fault or the legality of the original management or disposal of the substance or waste. Some of our current and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require investigation and remediation. The Company could be liable for the costs of such investigations and remediation. Costs for any remediation of contamination, on or off site, whether known or not yet discovered, or to address other issues relating to waste disposal, mine closure, emissions into the air or water, or the storage of materials, could be substantial and could have an adverse effect on our operating results.

In 2021, the Company became subject to the Canadian federal Output Based Pricing System (“OBPS”) for emissions, which requires payment for emissions above the OBPS benchmarks from the previous calendar year. In 2022, there was a transition from the federal OBPS to the Ontario Emissions Performance Program (“EPS Program”) for GHG emitters in Ontario. Compliance obligations for calendar year 2024 are estimated at approximately C$35 million and payment is due by December 15, 2025. Provincial regulatory developments are currently underway for the 2023-2030 compliance periods to reflect Algoma’s transformation to EAF steelmaking and the associated GHG emission reduction that this project is expected to achieve.

See “Risk Factors– Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on our operations.”

The Company is required to implement plans and measures to reduce the amount of sulphur dioxide emitted from the combustion of coke oven gas by-product in accordance with the Notice issued under subsection 56(1) of CEPA. Algoma will be taking an alternative approach to reduce SO2 through its transition to electric arc steelmaking, which will see the elimination of cokemaking from Algoma’s operations. Algoma has provided a pollution prevention plan that reflects this alternative approach to reduce SO2 which has been deemed an acceptable approach to comply with

CEPA. Similarly, in order to align with new provincial legislation related to SO2, Algoma is awaiting the release of an alternate standard. In the interim, Algoma has implemented an abatement plan to reduce emissions of SO2 that reflects the progressive facility shutdown.

See “Risk Factors - Environmental compliance and site remediation obligations could result in substantially increased costs and could materially adversely affect our competitive position.

On October 18, 2019, there was a rupture of a steam drain line which was located below an electrical room in our cokemaking by-products plant (“BP”), which resulted in a loss of power to the BP. In accordance with our emergency procedures, the coke oven gas bleeders were lit to flare the coke oven gas. Additionally, the loss of power caused the cokemaking south raw liquor tank and the tar running tanks to overflow. Raw liquor was conveyed to the main water filter plant (“MWFP”) via a sewer located in the BP. This resulted in effluent exceedances at the MWFP for phenol, ammonia and total cyanide and a toxicity failure for rainbow trout. On October 2nd 2023, Algoma plead guilty to discharging effluent deemed to impair the water quality of the St. Mary’s River, contrary to Section 30(1) of the Ontario Water Resource Act. On June 9, 2022, 460 gear oil was released from Algoma’s MWFP to the St. Mary’s River as a result of a spill that occurred during the night shift in the Plate & Strip Mill. Charges were laid by the MECP arising from this incident. No charges have yet been laid by Environment and Climate Change Canada (“ECCC”).On January 20, 2024, Algoma’s cokemaking facility suffered a structural collapse resulting in a quantity of effluent (primarily raw cooling liquor) leaving the site and entering the adjacent waterway. The water related environmental release was fully contained by the evening of January 20. To date, we have received an Environmental Penalty related to the offence pursuant to environmental laws in Ontario, and may in the future be subject to orders, offenses, fines or other negative consequences under provincial, Canadian or United States law. In addition, on July 2, 2024, Algoma suffered an equipment failure at its Bar and Strip Lagoon resulting in a quantity of impaired effluent leaving the site an entering an adjacent waterway. The equipment was promptly repaired and effluent quality was restored with a low impact to the adjacent waterway. To date we have not received any orders or notices of offense pursuant to provincial, Canadian or United States Law however, may in the future be subject to penalties, orders, offenses, fines or other negative consequences.

These may have an adverse effect on our business, financial condition or results of operations. The full economic impact of these incidents remains unknown, but such incidents may subject us to the liabilities described above. In connection with these and similar incidents that may occur from time to time, we may need to make significant capital and operating expenditures to detect, repair and/or control discharges or to perform certain corrective actions to meet the conditions of the permits issued pursuant to applicable environmental laws.

See “Risk Factors – All of our operations are currently conducted at one facility using one blast furnace and are subject to unexpected equipment failures and other business interruptions” for further details.

RISK FACTORS

The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. These risks and uncertainties are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial may also impair our business operations. If any of those risks actually occur, our business, prospects, financial position, financial performance and cash flow would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information.”

Risks Related to our Business

Market and industry volatility could have a material adverse effect on our results. A protracted fall in steel prices, or any significant and sustained increase in the price of raw materials in the absence of corresponding steel price increases, would have a material adverse effect on our results.

The steel market is a cyclical commodity business with significant volatility in prices in response to various factors, including market demand, supply chain inventory levels, and imports. Factors specific to our business include a prolonged cyclical downturn in the steel industry, macroeconomic trends such as global or regional recessions and trends in credit and capital markets more generally. Market price volatility results in a high level of cash flow volatility with prolonged periods of negative cash flow. Steel prices are volatile and the global steel industry has historically been cyclical. During 2015, hot-rolled coil prices fell sharply by approximately $200/ton to $354/ton in the North American market, as a result of a significant increase in imports, driven primarily by the strengthening of the U.S. dollar against other currencies. In 2018, hot-rolled coil prices rose to over $900/ton over a short period then fell to under $500/ton in the fall of 2019. Hot-rolled coil prices recovered slightly, but fell to under $500/ton once again as a result of the COVID-19 pandemic and the related global economic slowdown. Since that low in 2020, hot-rolled coil prices rose to an all-time high of $1,958/ton by the end of 2021. Subsequently prices fell to below $1,000/ton by March 2022, and thereafter below $700/ton by December 2022. (CRU U.S. Midwest Hot-Rolled Coil). This volatility continued in 2023, when prices rose over $1,100/ton by April, fell back to $700/ton by October, and finally returned to over $1,000/ton by the end of the calendar year. In 2024, prices steadily declined from the strong year-end 2023 level of over $1,000 per ton to approximately $650 per ton by June, where they bottomed out and remained largely unchanged through the rest of the year. (CRU U.S. Midwest Hot-Rolled Coil). These significant market price fluctuations also affect the cost of our raw material inputs and thus affect our bottom line. Any miscorrelation between finished product pricing and raw material inputs can have a material effect on our profitability. Protracted pricing or volume declines in the future would adversely affect our cash flow and ability to pay for our fixed costs, capital expenditures and other funding obligations.

Steel production also requires the use of large volumes of bulk raw materials, in particular iron ore and coal, as well as energy, alloys, scrap, oxygen, natural gas, electricity and other inputs, the prices of which can be subject to significant fluctuation. The prices of iron ore and coal can vary greatly from period to period and our results have historically been impacted by movements in coal and iron ore prices. Iron ore and coal prices have been volatile in recent years. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials. Alternatively, we may be faced with having agreed to purchase raw materials and energy at prices that are above the then current market price or in greater volumes than required. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production (including mining stoppages), accidents or natural disasters, changes in exchange rates, price fluctuations, the rate of inflation and the availability and cost of transportation. There can be no assurance that adequate supplies of electricity, natural gas, coal, iron ore, alloys, scrap and other inputs will be available in the future or that future increases in the cost of such materials will not adversely affect our financial performance.

Our largest input cost in the steelmaking process is iron ore, which we purchase under our supply contract with U.S. Steel. On October 2, 2023, we announced that we had entered into a two-year extension of our existing iron ore supply contract with U.S. Steel, with an option to further extend for a third year solely at our discretion. We believe that our supply contracts will provide for the volumes of iron ore required to complete our transition from blast furnace to EAF steelmaking, but there can be no assurances that they will meet our needs or that we will be able to retain such long-term contracts.

Tariffs and other trade barriers may restrict our ability to compete internationally.

We have a significant number of customers located in the United States. For the nine month period ended December 31, 2024, 62% of our revenue was from customers located in the United States. We expect that our ability to sell to U.S. customers and compete with producers located in the United States will be materially and adversely impacted by tariffs and/or trade restrictions imposed on our products, such as those discussed below should they remain in place, as our products will be less competitive compared to those sourced domestically in the United States. In addition, we are exposed to the risk that the government support we receive may be perceived as a subsidy by international trade bodies or foreign governments, potentially leading to trade actions or retaliatory measures.

In particular, the Company is subject to the risks associated with U.S Tariffs on the imports of Canadian products into the United States. On February 1, 2025, President Trump issued three Executive Orders implementing tariff actions pursuant to the International Emergency Economic Powers Act against imported products of Canada (25% on all products except energy products at 10%), Mexico (25%) and China (10%), beginning March 4, 2025. On March 6 2025, President Trump announced a delay for tariffs on USMCA-compliant goods for Canada and Mexico until April 2, 2025. President Trump also directed the U.S. Trade Representative (“USTR”) to review the new USMCA, and the United States has launched analyses of additional sectoral tariffs (e.g., steel, aluminum, semiconductors, copper, oil & gas, and pharmaceuticals). On March 12, 2025, President Trump by Executive Order imposed 25% ad valorem tariffs for steel articles, aluminum articles, and steel and aluminum derivatives (i.e., “downstream” articles), without exclusions, pursuant to Section 232 of the Trade Expansion Act of 1962, and President Trump has stated that he may increase such tariffs in excess of 25% and that any other imposed or threatened tariffs could also increase. The tariffs are expected to have a material and adverse impact on the Company’s financial position, results of operations and liquidity; however, an estimate of the financial impact cannot be made at this time.

The ongoing threat of tariffs has contributed to volatility in steel demand and pricing in both the U.S. and Canadian markets, with concerns over supply chain disruptions leading to fluctuations in purchasing patterns. Additionally, the uncertainty surrounding trade policies has affected the U.S. dollar exchange rate, which in turn impacts our sales and cost structure by influencing raw material costs, pricing competitiveness, and cross-border trade dynamics. To the extent such U.S. tariffs have and may continue to lead to retaliatory tariffs on imports of United States products into Canada, or otherwise causes an increase in the prices of the inputs the Company uses in its operations or diminished availability in Canada of such inputs, the Company’s ability to maintain its current cost structure or level of operations may be materially and adversely affected. In addition, general or specific tariffs having an adverse effect on substantial consumers of steel products, such as the automotive industry, may significantly reduce the demand for our products. Any of these risks may result in, among other things, the Company experiencing reduced production levels, higher costs and lower operating margins, any of which could have a material and adverse effect on our financial position, results of operations and liquidity. If these or any other of the risks contemplated by this Annual Information Form manifest themselves in a manner that has a disproportionate effect on the Company’s operations, the Company’s financial condition and results of operations may be materially and adversely affected.

We face significant domestic and international competition, and there is a possibility that increased use of competitive products could cause our sales to decline.

We compete with numerous foreign and domestic steel producers. Significant global steel capacity growth through new and expanded production in recent years has caused and may continue to cause capacity to exceed global demand, which has resulted and may result in lower prices and steel shipments. Some of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies and improved product quality. We primarily compete with other steel producers based on the delivered price of finished products to our customers. Our costs are generally higher than many foreign producers; however, freight costs for steel can often make it uneconomical for distant steel producers to compete with us. Foreign producers may be able to successfully compete if their higher shipping costs are offset by lower cost of sales.

Although we are continually striving to improve our operating costs, we may not be successful in achieving cost improvements or gaining operating efficiencies that may be necessary to remain competitive on a global scale.

The North American steel industry has, in the past, experienced lengthy periods of difficult markets due to increased foreign imports. Due to unfavorable foreign economic conditions, excess foreign capacity and a stronger U.S. dollar compared to global currencies, imports of steel products to U.S. and Canadian markets have occasionally reached high levels.

In addition, in the case of certain product applications, steel competes with a number of other materials such as plastic, aluminum, and composite materials. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to steel or other changes in the industries for these competitive materials could cause our net sales to decline. There is ongoing research and technological developments with respect to the various processes associated with steel production which have the potential to reduce costs and improve quality and operational efficiency. Such research and technological developments could substantially impair our competitive position if other companies implement new technology that we elect not to implement or are unable to implement.

A number of steel producers have completed successful restructurings, through which they have made production improvements, achieved lower operating costs and been relieved of legacy obligations, including environmental and pension and retiree obligations. As a result, these entities may be able to operate with lower costs and cause us to face increased competition.

There has been a significant increase in new EAF steelmaking capacity commissioned in North America. EAF producers typically require lower capital expenditures for construction and maintenance of facilities, and may have lower total employment costs. In addition, the market pricing for our hot-rolled steel is more correlated to scrap steel as the main material for EAF producers. While our transformation to EAF steelmaking is currently in process, the EAF Transformation may never be completed or may only be completed after significant delays or at a substantially greater cost than anticipated. Failure to complete, or delays and/or cost overruns in completing the EAF Transformation could adversely affect our results of operations and ability to compete in our industry.

In addition, as a predominantly hot-rolled steel producer, our operations are focused on traditional hot rolled steel products rather than value-added or specialty steel products, which limits our ability to penetrate markets where specialty or customized steel products are in demand. Hot-rolled steel, while essential in various industries, may have a narrower market compared to value-added steel products. This lack of differentiation in our product line can make it challenging to command premium prices for our products and also subjects us to lower financial margins compared to competitors who engage in further processing of hot-rolled steel into higher-value products. Increased competition in the hot-rolled steel market can also lead to pricing pressure on the products we do produce, which can have an adverse impact on our profit margins and lead to overall lower profitability in certain market conditions.

Macroeconomic pressures in the markets in which we operate, including, but not limited to, the effects of tariffs and/or trade wars, inflation, high interest rates and changes brought about by global health crises or pandemics may adversely affect consumer spending and our financial results.

To varying degrees, our products are sensitive to changes in macroeconomic conditions that impact pricing for consumer products and consumer spending. As a result, consumers may be affected in many different ways, including for example:

•	whether or not they make a purchase;

•	their choice of brand, model or price-point; and

•	how frequently they upgrade or replace their products containing steel, such as appliances and automobiles.

Real GDP growth, consumer confidence, inflation, tariffs and/or trade wars, employment levels, oil prices, interest rates, tax rates, housing market conditions, foreign currency exchange rate fluctuations, costs for items such as fuel and food and other macroeconomic trends can adversely affect consumer demand for the products that we offer. In particular, on February 10, 2025, the U.S. government announced a 25% tariff on all steel and aluminum imports, including those from Canada. The Company is currently assessing the impact of this announcement, although if enacted, the tariffs are expected to have a material impact. For a more detailed discussion of the risks associated with this announcement, please see “Risk Factors – Tariffs and other trade barriers may restrict our ability to compete internationally”. Geopolitical conflicts and other issues around the world and how our markets are positioned can also impact the macroeconomic conditions and could have a material adverse impact on our financial results.

Our business operations and financial results are also subject to the risk of adverse impact due to significant disruption or curtailment in production, market demand, supply chains and advancement of capital projects in the event of a pandemic or similar global public health crisis, such as the COVID-19 pandemic. These events can lead to a range of adverse impacts on our operations, financial performance and prospects. Additionally, interventions and regulations implemented by government or health authorities to mitigate the spread of disease in the event of a pandemic or similar global health crisis, such as quarantine requirements, travel restrictions and lockdown measures, may prevent us from operating efficiently, or at all, and may further exacerbate the risk of adverse impacts on our business operations and financial results.

The Company may be subject to significant inflationary pressures and rising costs of the raw materials used to produce its products, which could have a material adverse impact on the Company’s business and results of operations.

From time to time the Company may be subject to significant inflationary pressures, in particular with respect to increases in commodity prices, including the price of iron ore, coal, electricity and natural gas, which are used in its manufacturing processes, as well as general increases in labor and other administrative costs. The timing and magnitude of any future increases in applicable commodity prices or other costs is uncertain at this time. Moreover, the Company is generally unable to pass through cost increases to customers because it sells its products at the prevailing market prices for steel products, which are determined in part by factors unrelated to the cost of underlying commodities. To the extent that such costs increase due to general inflationary pressures or otherwise, such increases could have a material impact on the Company’s business and results of operations.

Economic, social and political conditions in North America and certain international markets could adversely affect demand for the products we sell.

Sales of our products involve discretionary spending by consumers as well as our customers. Unfavorable economic conditions due to economic, social and political conditions in North America and certain international markets could result in less discretionary purchases by consumers, and discretionary project spending by our customers. Consumer spending may be affected by many economic and other factors outside of the Company’s control. Some of these factors include consumer disposable income levels, consumer confidence in current and future economic conditions, levels of employment, consumer credit availability, consumer debt levels, inflation, political conditions and the effect of weather, natural disasters, public health crises, decreased sales and widespread temporary closures. Adverse economic changes in any of the regions in which we sell our products could reduce consumer confidence and adversely affect our ability to sell our products.

A protracted global recession or depression would have a material adverse effect on the steel industry and therefore our business and operations.

Our activities and financial performance are affected by international, national and regional economic conditions. A significant and prolonged recession or depression in the United States, Canada or Europe, or significantly slower growth or the spread of recessionary conditions in emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States) would exact a heavy toll on the steel industry. Financial weakness among substantial consumers of steel products, such as the automotive industry and the construction industry, or the bankruptcy of any large companies in such industries, would have a negative impact in market conditions. Protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers would have a material adverse effect on demand for our products and our operational and financial results.

Steel companies have significant fixed costs, which are difficult to reduce in response to reduced demand. However, we could implement a variety of measures in response to a market downturn and a decline in demand for steel products. These measures might include: curtailing the purchase of raw materials; spreading raw material contracts over a longer period of time; reducing capital spending; negotiating reduced pricing for major inputs, reducing headcount through temporary layoffs, limiting overtime and reducing use of contractors; managing fixed costs with changes in production levels; improving operational practices to reduce lead time; and venturing into export markets in order to increase capacity utilization. However, these initiatives may not prove sufficient, in terms of cost reduction or in realigning our production levels with reduced demand, to achieve profitability and maintain cash flow necessary to pay for capital expenditures and other funding needs.

Failure to complete, or delays in completing, our EAF Transformation could adversely affect our business and prospects. There are significant risks and uncertainties associated with, and we may fail to realize the anticipated benefits of, the EAF Transformation.

The EAF Transformation may never be fully-completed or may only be fully-completed after significant delays and/or cost overruns. Failure to complete, or delays in completing, the EAF Transformation, could have a material adverse effect on our business, financial position, financial performance or prospects.

In addition, the EAF Transformation will require significant capital expenditures and divert the attention of management from our business. As of December 31, 2024, we have invested approximately C$740.2 million in capital expenditures towards building and preparing the EAF Transformation, which funds will have been wasted should the EAF Transformation not be completed. The EAF Transformation will also require a number of permits, including environmental compliance approvals in respect of sewage works and air/noise, as well as indigenous consultations and the adoption of site specific standards under the Canadian Environmental Protection Act, 1999 (“CEPA”), none of which are guaranteed to be granted or adopted. In particular, failure to properly consult and consider indigenous nations’ rights in the development of the EAF Transformation may result in legal challenges which may lead to uncertainty, increased project costs, redesigns, mitigation measures, compensation for impacts on indigenous lands, reputational damage and/or delays in obtaining necessary permits and approvals. See “—Indigenous groups’ claims and rights to consultation and accommodation may affect our ability to fully transition the EAF to electrical power” below. If we are not successful at integrating the EAF and related technology and equipment into our business, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. The EAF Transformation may be more costly than expected to complete and entails additional risks as to whether the EAF and related technology and equipment will reduce our cost of production sufficiently to justify the capital expenditure to obtain them. Additionally, there is no guarantee that the EAF Transformation will allow us to achieve our emissions targets. If such risks were to materialize, the anticipated benefits of the EAF Transformation may not be fully realized, or realized at all.

Construction projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our liquidity and results of operations.

As part of our growth strategy with EAF steelmaking, we must contract for the procurement of technology and construction services. Our construction projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpected long delivery times for, or shortages of, key equipment, parts and materials;
•	shortages of skilled labor and other shipyard personnel necessary to perform the work;
•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;
•	unforeseen design and engineering problems;
•	unanticipated actual or purported change orders;
•	work stoppages;
•	latent damages or deterioration to equipment and machinery in excess of engineering estimates and assumptions;
•	failure or delay of third-party service providers and labor disputes;
•	disputes with fabricators and other suppliers;
•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;
•	financial or other difficulties of suppliers;
•	adverse weather conditions; and
•	inability to obtain required permits or other approvals.

For example, our Plate Mill Modernization experienced significant delays in our second fiscal quarter of 2022. Additionally, volume through our DSPC was negatively affected by production shortfalls during the second fiscal quarter of 2022, mainly due to temporary workforce availability events. These events contributed to a production shortfall, resulting in a decline in shipments, which had an adverse impact on our business, financial condition and results of operations. If we experience other similar delays and cost overruns in the construction of the EAF furnaces due to certain of the factors listed above, it could also adversely affect our business, financial condition and results of operations.

Our exposure to the higher cost of internally generated power and market pricing for electricity sourced from the current grid in Northern Ontario may have an adverse impact on our production and financial performance if we are able to complete the EAF Transformation.

Electricity is a significant input required in EAF steelmaking, and competitor EAF producers typically enter into fixed-price electricity contracts. Our exposure to the higher cost of internally generated power and market pricing for electricity sourced from the current grid in Northern Ontario may have an adverse impact on our production and financial performance if we are able to complete the EAF Transformation. We have limited access to power from the current grid in Northern Ontario. As a result, we are planning to upgrade our internal natural gas power plant in order to supply sufficient power in combination with the available grid power to operate EAF furnaces. Delays in acquiring the specialized power equipment and associated specialty services may impact our timing to complete the EAF Transformation. Furthermore, operating an internal power plant subjects us to planned and unplanned outages to maintain and/or repair the equipment, which would result in an associated outage of the steelmaking production.

The Ontario provincial regulator, Independent Electricity System Operator (“IESO”), plans for the resources needed to meet Ontario’s future electricity needs. This includes accounting for Ontario’s forecasted electricity requirements, and carrying out integrated resource planning for energy efficiency, generation and transmission infrastructure to meet those requirements. This process is not within our control. We will need to operate our internal natural gas power plant until local and regional power system upgrades are determined and recommended by the IESO and approved by the Ontario Energy Board for installation. In the long-term, in order to operate EAF furnaces from grid power alone, we will require regional power system upgrades, with new transmission wires outside the city providing for more power to Sault Ste. Marie. The IESO has identified the requirement for transmission system expansion from Sudbury to Sault Ste. Marie and the provincial government has named this as a Priority Transmission Project and directed Hydro One Networks Inc. to expedite their development, however, these regional power system upgrades may not be completed until 2029 or later.

Due to our limited access to power from the current grid in Northern Ontario, our plan is to adapt our number 7 blast furnace (“Blast Furnace No. 7”) to run at a lower rate in order to feed liquid iron into the EAFs to reduce our power requirements and to balance the amount of power expected to be available from internal generation and available grid power. Operating the blast furnace at a reduced rate subjects us to planned and unplanned outages in order to maintain and/or repair the equipment, which would result in associated outages in steelmaking production.

Operating the blast furnace together with EAF steelmaking while using internal power generation from natural gas (“Hybrid Mode”) presents both an operating risk and a market risk, as we would be running the facilities at suboptimal levels and are subject to outages with internal power generation. Furthermore, the presence of ice and/or snow in steel scrap materials as they are introduced to EAF steelmaking could result in explosions which may result in further unplanned outages and/or health and safety consequences. We are installing 4 scrap bucket dryers to mitigate the risk ice or snow in scrap materials.

We are pursuing a local electricity transmission infrastructure upgrade and technical contingency solution to allow us to access more power sooner from the current grid into Sault Ste. Marie. Delays in designing, approving, and installing these local infrastructure upgrades may result in a delay or inability to access more power from the grid. This may result in a disruption to our steelmaking operations and/or failure to grow our business. These local transmission system additions have now been approved by the IESO and OEB and the in-service date is expected to be 2027.

Indigenous groups’ claims and rights to consultation and accommodation may affect our ability to fully transition the EAF to electrical power.

Governments in many jurisdictions must consult and enter into consensus seeking with indigenous groups with respect to grants of property rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. As examples, certain provinces and the Canadian federal government have introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples, which legislation requires further legislative changes to ensure that other acts are consistent with such Declaration. Our EAF Transformation includes permitting and required upgrades to the electricity transmission infrastructure in Northern Ontario, including in areas where indigenous groups may be affected, and as a result, we will be required to consult and consider such indigenous groups’ rights in connection with the project development. Failure to properly consult and consider indigenous groups’ rights in the development of the electricity transmission infrastructure in Northern Ontario or other similar projects could result in legal challenges which may lead to uncertainty, increased project costs, redesigns, mitigation measures, compensation for impacts on indigenous lands, reputational damage and/or delays in obtaining necessary permits and approvals. Should such adverse effects occur, we may be unable to transition the EAF to full reliance on electrical power, which could cause the anticipated benefits of the EAF Transformation to not be fully realized, or realized at all.

In connection with the EAF Transformation, our access to an adequate supply of the various grades of steel scrap at competitive prices may result in a disruption to our operations and/or financial performance.

The principal raw material of our transformation to EAF steelmaking operations will be scrap metal derived from internal operations within our steel mills and industrial scrap generated as a by-product of manufacturing; obsolete scrap recovered from end-of-life manufactured goods such as automobiles, appliances, and machinery; and demolition scrap recovered from obsolete structures, containers and machines. Scrap is a global commodity influenced by economic conditions in a number of industrialized and emerging markets throughout Asia, Europe and North America.

The markets for scrap metals are highly competitive, both in the purchase of raw or unprocessed scrap, and processed scrap. As a result, we will need to compete with other steel mills in attempting to secure scrap supply through direct purchasing from scrap suppliers. Any failure to secure access to an adequate supply of the various grades of steel scrap at competitive prices may result in a disruption to our operations and/or financial performance.

We will also need to supplement our EAF operations with higher-purity substitutes for ferrous scrap which may be sourced from higher-quality-lower-residual prime scrap, or iron units such as pig iron, pelletized iron, hot briquetted iron, direct reduced iron, and other forms of processed iron. Any failure to secure access to an adequate supply of the substitutes for ferrous scrap at competitive prices may result in a disruption to our operations and/or financial performance. Furthermore, we may not be able to source competitive modes of freight transportation for inbound scrap and other materials.

As we transition our current product offerings to steel from EAF steelmaking, we require a blend of various grades of scrap and higher-purity substitutes which, depending on product chemistry specifications and requirements may result in an uncompetitive cost relative to our competitors with respect to similar products. In addition, as we transition production to EAF steelmaking, we may not be able to transition all current grades of steel at a competitive metallics cost, thereby resulting in reduced margins.

Many variables can impact ferrous scrap prices, including the level of Canadian steel production, the level of exports of scrap from the United States and Canada, and the amount of obsolete scrap production. Canadian ferrous scrap prices generally have a strong correlation and spread to global pig iron pricing. Generally, as Canadian steel demand increases, so does scrap demand and resulting scrap prices. The reverse is also typically true with scrap prices following steel prices downward when supply exceeds demand, but this is not always the case. When scrap prices greatly accelerate, this can challenge one of the principal elements of an EAF based steel mill’s traditional lower cost structure – the cost of its metallic raw material.

Even if we are able to complete the EAF Transformation, we may fail to achieve the anticipated benefits due to reduced product qualities.

Even if we are to complete the EAF Transformation, we may fail to achieve the anticipated benefits. For example, as a result of residual chemistry attributes of finished steel from the EAF processing of scrap, we may be limited in our ability to competitively produce the range of product types and qualities that we were previously able to produce using our blast furnace. This may result in a less competitive product or a more limited range of products that we are able to competitively produce, either of which could result in reduced sales and have a material adverse effect on our results of operations and/or adversely affect our reputation with existing and potential customers.

The ongoing Russia-Ukraine conflict and the consequent wave of international sanctions against Russia are expected to reduce the supply of steelmaking raw materials and steel products in international markets.

Armed conflict commenced between Russia and Ukraine in February 2022 and has continued through the date of this Annual Information Form. In response, Canada, the United States, the United Kingdom and the European Union, among others, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the conflict and related sanctions, energy prices have continually climbed and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

The extent and duration of the conflict, resulting sanctions and resulting future market disruptions are impossible to predict, but could be significant. Our board of directors is monitoring the potential impacts of the conflict in Ukraine, as well as the current conflict in the Middle East, on our business overall and in particular, risks related to cybersecurity, sanctions and market disruptions.

Although we do not have business operations or customers in Russia or Ukraine, sanctions, an increase in cyberattacks and increases in energy costs, among other potential impacts on regional and global economic environment and currencies, may cause demand for our products and services to be volatile, cause abrupt changes in our customers’ buying patterns, interrupt our ability to obtain raw materials from those regions. In addition, in challenging economic times, our current or potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to purchase our products.

Russia has a significant participation in the international trade of steel slabs, iron ore, pig iron, metallurgical coal and pulverized coal for injection and alloys. In addition, Ukraine has a significant participation in the international trade of pig iron, steel slabs and iron ore. The availability and pricing of these inputs in the international markets are expected to be volatile and could result in limitations to our production levels and higher costs, affecting our profitability and results of operations. As a result of the economic sanctions imposed on Russia, we may be required to purchase raw materials at increased prices.

In addition, there may be an increased risk of cyberattacks by state actors due to the current conflict between Russia and the Ukraine. Any increase in such attacks on us or our systems could adversely affect our operations. Although we maintain cybersecurity policies and procedures to manage risk to our information technology systems, continuously adapt our systems and processes to mitigate such threats, and plan to enhance our protections against such attacks, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures and we may be unable to promptly detect and address any such disruption or security breach, if at all.

We have a recent history of losses and may not return to or sustain profitability in the future.

Although we were profitable in the previous fiscal year ended March 31, 2024, we have incurred a net loss during the nine month period ended December 31, 2024, and in other recent reporting periods. This history of our business incurring significant losses, among other things, led predecessor operators of our business to seek creditor protection and/or to complete corporate restructuring proceedings. See “Risk Factors - Predecessor operators of our business have sought creditor protection and completed corporate restructurings on a number of occasions.” We may not maintain profitability in future periods, our earnings could decline or grow more slowly than we expect and we may incur significant losses in the future for a number of reasons, including the risks described in this Annual Information Form.

We have aging process infrastructure and other production lines.

As some of our existing infrastructure and production lines age, we face several related risks, including unplanned outages, technological obsolescence of key operating systems, reduced availability of replacement parts, reduced product capability and ultimately lower cost and quality competitiveness in the market. As a result, we may be unable to maintain profitability in future periods, our earnings could decline or grow more slowly than we expect and we may incur significant losses.

Our cost and operational improvements plan may not continue to be effective.

Our cost and operational improvements strategy has resulted in reduced costs. However, there can be no assurance that we will continue to achieve such savings in the future or that we will realize the estimated future benefits of these plans. Moreover, our continued implementation of these plans may disrupt our operations and performance. Additionally, our estimated cost savings for these plans are based on several assumptions that may prove to be inaccurate and, as a result, there can be no assurance that we will realize these cost savings.

Our utilization rates may decline as a result of increased global steel production and imports.

In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered from substantial overcapacity. If demand for steel products was to rapidly decline, it is possible that global production levels will fail to adjust fully. If production increases outstrip demand increases in the market, an extended period of depressed prices and market weakness may result.

China is now the largest worldwide steel producing country by a significant margin and has significant unused capacity. In the future, any significant excess capacity utilization in China and increased exports by Chinese steel companies would depress steel prices in many markets.

We expect that consolidation in the steel sector in recent years should, as a general matter, help producers to maintain more consistent performance through the down cycles by preventing fewer duplicate investments and increasing producers’ utilization and therefore efficiency and economies of scale. However, overcapacity in the industry may re-emerge.

Increased imports of low-priced steel products into North America and decreased trade regulation could impact the North American steel market, resulting in a loss of sales volume and decreased pricing that could adversely impact our operating results and financial position.

Imports of flat-rolled steel to the U.S. accounted for approximately 16% of the U.S. market for flat-rolled steel products in 2024. Imports of flat-rolled steel to Canada accounted for approximately 32% of the Canadian market for flat-rolled steel products in 2024 (Statistics Canada, American Iron and Steel Institute, Phoenix SPI, US Census). Increases in future levels of imported steel to North America could reduce future market prices and demand levels for steel products produced in those markets and reduce our profitability.

In addition, our business has historically been affected by “dumping” – the selling of steel into Canadian or U.S. markets at prices below cost or below the price prevailing in a foreign company’s domestic market. Dumping may result in injury to steel producers in Canada or the U.S. in the form of suppressed prices, lost sales, lower profits and reductions in production, employment levels and the ability to raise capital. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. Although trade legislation to limit dumping has had some success, it may be inadequate to prevent future unfair import pricing practices which individually or collectively could materially adversely affect our business. If Canadian or U.S. trade laws are weakened, an increase in the market share of imports into the U.S. and Canada may occur, which would have a material adverse effect on our business and financial performance.

The Canadian steel industry has worked with the Canadian government to modernize the Canadian trade remedy system to provide the appropriate tools to respond to unfair trade. These principal changes came into force in 2017, 2019 and again in 2022, through a number of amendments to the Special Import Measures Act and related trade remedy regulations to strengthen the trade remedy system, while remaining aligned with international trade rules. Effective October 22, 2024, the Canadian government imposed an additional surtax of 25% on steel and aluminum produced in China and imported into Canada, and a surtax of 100% on all Chinese-made EVs imported into Canada. The surtax applies in addition to other applicable duties, including anti-dumping or countervailing duties. In addition, beginning on November 5, 2024, steel importers will be required to report “country of melt and pour” information to the Canada Border Services Agency when completing their customs declarations under Canada’s Steel Import Monitoring Program. The impact that such measures have had, or will have, to remedy unfair trade remains unknown.

Although the Government of Canada continues to work with industry to respond to unfair trade practices, there can be no assurance that such measures will sufficiently offset any resulting loss caused to us by such unfair practices, and there can be no assurance that the protective measures put in place by the Government of Canada and/or the Canadian International Trade Tribunal will be kept in place and, as a result, such unfair trade practices may have a material adverse effect on our business, financial position, results or operations and cash flow.

All of our operations are currently conducted at one facility using one blast furnace and are subject to unexpected equipment failures and other business interruptions.

Our manufacturing processes are dependent upon critical steelmaking equipment such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and this equipment may incur downtime as a result of unanticipated failures. In particular, as a single blast furnace operation, any unplanned or prolonged outage in the operation of the blast furnace and/or steelmaking facility may have a material adverse effect on our ability to produce steel and satisfy pending and new orders, which would materially impact our revenues, cash flows and profitability.

Our predecessor, Old Steelco, experienced plant shutdowns or periods of reduced production as a result of such equipment failures.

On January 21, 2011, Blast Furnace No. 7 experienced significant water leakage and this ultimately led to the chilling of the furnace. Production of raw steel was halted for 23 days with production returning to normal after 33 days.

During fiscal year 2012, a substantial number of stack plate coolers were replaced and a leak detection system was installed at Blast Furnace No. 7. This program has continued into the current fiscal year. The purpose of these measures is to detect and prevent incidents of water into the furnace hearth.

During April 2019, we experienced an unplanned outage that disrupted production in our Blast Furnace No. 7 as a result of an operator error causing a chemistry imbalance of certain materials. The resulting lost production led to a shipping volume reduction during the three-month period ended June 30, 2019, of over 100,000 tons. During April 2019, we recorded a capacity utilization adjustment of C$32.7 million to cost of steel products sold.

On August 7, 2022, we experienced a fire on one of our coal conveyors that supplies coal to two of our three coke production units. No one was injured in this event. While the Company continued to produce coke at a reduced rate, and had sufficient coke inventories, the Company relied on increased purchases of merchant coke.

On January 20, 2024, a structural corridor carrying various utilities crucial for the Company’s coke oven battery and blast furnace operations suffered an unexpected collapse. The collapse disrupted the flow of coke oven gas from the batteries to the rest of the steelworks, as well as a portion of the natural gas and oxygen flow to specific facilities, most critically the blast furnace. The unforeseen structural collapse did not result in any injuries, but for safety reasons, various areas near the collapse were evacuated and blast furnace operations were suspended at the time of the incident. Due to the unexpected shutdown and delayed restart, the blast furnace experienced operational challenges culminating in a chilled hearth, which suspended production for a period of three weeks, during which roughly 150,000 tons of hot metal production was lost. All necessary repairs to the blast furnace have been completed.

An independent investigation revealed an unforeseen escalating overload condition, resulting in a failure of a structural support member of the utility corridor, thereby causing the subsequent cascading collapse of other support structures. Minimal production of coke resumed at all three coke oven batteries on January 23, 2024 to maintain asset integrity. When combined with inventories on hand and the availability of third party coke supplies, the Company satisfied its coke requirements for normal steelmaking operations while the repairs to the utility corridor were completed. Reconstruction of the utility corridor and commissioning of the suction main have been completed, delivery and distribution of by-product gas to the steelworks has been restored, and coke production levels have stabilized at roughly 90% of pre-outage volumes. Efforts continue to restore full operational functionality to the coke oven batteries, most notably re-conditioning ovens to restore production to >90% of pre-outage volumes.

The Company has standard insurance coverage that is intended to address events such as these, including business interruption and property damage insurance. The Company has engaged its insurers, and is in the process of submitting claims under its insurance policies for covered losses.

Management’s current estimate for the expected combined impact of lower revenues and higher costs for the duration of the outage is in the range of C$120.0 million to C$130.0 million, which was concentrated heavily in the fourth quarter of fiscal 2024. This impact was driven primarily by lost shipment volume restricted by lower blast furnace production. In addition, higher production costs experienced post-chill were driven by greater reliance on purchased furnace coke and natural gas, in the absence of normal volumes of internally produced coke and by-product gasses, along with greater utilization of purchased slabs. These higher costs were mitigated in part by lower labour cost enabled by a temporary partial layoff of unionized workers. Also included in this figure is higher carbon tax expense resulting from the incident.

The Company and its insurers continue to review the impact of the structural collapse and subsequent lost production as it relates to the insurance claim. As a result, no related contingent gain has been recorded as of December 31, 2024.

Unexpected interruptions in production capabilities and unexpected failures in our computer systems would adversely affect productivity and financial performance for the affected period. No assurance can be given that a significant shutdown will not occur in the future or that such a shutdown will not have a material adverse effect on our business, financial position or financial performance.

It is also possible that operations may be disrupted due to other unforeseen circumstances such as power outages, explosions, fires, floods, pandemics, states of emergency declared by governmental agencies, environmental incidents, accidents, severe weather conditions and cyberattacks. To the extent that lost production could not be compensated for at unaffected facilities and depending on the length of the outage, our sales and our unit production costs could be adversely affected.

We could incur significant cash expenses for temporary and potential permanent idling of facilities.

We perform strategic reviews of our business, which may include evaluating each of our plants and operating units to assess their viability and strategic benefits. As part of these reviews, we may idle, whether temporarily or permanently, certain of our existing facilities in order to reduce participation in markets where we determine that our returns are not acceptable. For example, our number 6 blast furnace (“Blast Furnace No. 6”), which could provide redundancy and incremental flexibility to our operating platform, is currently idled. If we decide to permanently idle any facility or assets, we are likely to incur significant cash expenses, including those relating to labor benefit obligations, take-or-pay supply agreements and accelerated environmental remediation costs, as well as substantial non-cash charges for impairment of those assets. If we elect to permanently idle material facilities or assets, it could adversely affect our operations, financial results and cash flows. In the past, certain of our facilities have been idled as a result of poor profitability.

For any temporarily idled facilities, we may not be able to respond in an efficient manner when restarting these to fully realize the benefits from changing market conditions that are favorable to integrated steel producers. When we restart idled facilities, we incur certain costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. The amount of any such costs can be material, depending on a variety of factors, such as the period of time during which the facilities remained idle, necessary repairs and available employees, and is difficult to project.

The North American steel industry and certain industries we serve, such as the automotive, construction, appliance, machinery and equipment, and transportation industries, are cyclical, and prolonged economic declines would have a material adverse effect on our business.

The North American steel industry is cyclical in nature and sensitive to general economic conditions, periods of high inflation and high interest rates. The financial position and financial performance of companies in the steel industry are generally affected by macroeconomic fluctuations in the Canadian, U.S. and global economies. Due mainly to our product mix, we have a higher exposure to spot markets than most of our North American competitors. We are therefore subject to more volatility in selling prices. In addition, steel prices are sensitive to trends in cyclical industries such as the North American automotive, construction, appliance, machinery and equipment, and transportation industries, which are significant markets for our products.

In addition, many of our customers are also affected by economic downturns, high inflation and high interest rates, which may in the future result in defaults in the payment of accounts receivable owing to us and a resulting negative impact on our financial results and cash flows.

There can be no assurance that economic or market conditions will be favorable to the steel industry or any of the end-use industries that we intend to serve in the future. Economic downturns, a stagnant economy or otherwise unfavorable economic or market conditions may adversely affect our business, financial performance and financial position.

The lag between the time an order is placed and when it is fulfilled can have a material impact on our financial results, which could be adverse.

As we have a substantial portion of spot-based sales, orders are priced at current prices, subject to discounts, incentives and other negotiated terms, for production and delivery in the future. Generally, there is a lag of approximately six to eight weeks between when an order is booked and ultimately delivered. At certain times, particularly in rapidly increasing price environments, lead times could grow even longer based on increased customer demand and orders. As a result, our financial performance generally lags changes in market price, both positive and negative. Furthermore, in the circumstances where market prices are falling, our customers may seek to cancel orders or seek to renegotiate more favorable pricing to reflect the changes in market price. Our financial position and financial performance could be materially adversely affected in such circumstances.

Predecessor operators of our business have sought creditor protection and completed corporate restructurings on a number of occasions.

Old Steelco’s predecessor company initiated a bankruptcy proceeding in 1990 and subsequently emerged from bankruptcy protection by way of a C$60 million bridge loan from the Government of Ontario. As a result of business, operational and financial challenges, Old Steelco’s predecessor company later filed for protection under the CCAA in April 2001 and emerged from creditor protection in 2002 following the completion of a corporate restructuring.

In 2014, as a result of depressed steel prices, a legacy iron ore supply contract that contained above-market pricing terms, substantial pension funding obligations and a significant amount of debt and related interest expense, all of which negatively impacted Old Steelco’s operations, financial position and liquidity, Old Steelco implemented an arrangement under section 192 of the Canada Business Corporations Act (“CBCA”). The CBCA proceedings enabled Old Steelco to restructure its unsecured notes, refinance its secured debt and obtain a significant capital infusion. Old Steelco also commenced a recognition proceeding in the United States under Chapter 15 of the United States Bankruptcy Code, in order to recognize and enforce the arrangement in the United States. On September 15, 2014, the Canadian court issued a final order approving the arrangement, which order was recognized by the U.S. court on September 24, 2014. The arrangement was completed in November 2014.

On November 9, 2015, Old Steelco sought and obtained CCAA protection as a result of, among other things, a dispute with a critical supplier of iron ore, a significant decrease in steel prices, an inability to comply with payment and other obligations under its credit agreements, and operational cost issues. Old Steelco carried out a sale and investment solicitation process that ultimately resulted in Opco’s acquisition of substantially all of the operating assets of Old Steelco on November 30, 2018 in the Restructuring Transaction. The Restructuring Transaction resulted in a significant capital structure deleveraging and negotiated arrangements with a number of labor, pension, and governmental stakeholders. The CCAA proceedings and the Restructuring Transaction were given effect in the United States pursuant to a recognition proceeding under Chapter 15 of the United States Bankruptcy Code.

There can be no assurance that we will not experience serious financial difficulties in the future that would necessitate the commencement of restructuring proceedings, which could have a material adverse effect on our business, financial position, financial performance and prospects and the legal and economic entitlements of our stakeholders.

Our operations could be materially affected by labor interruptions and difficulties.

We had 2,818 full-time employees as of December 31, 2024, of which approximately 95% are represented by two locals of the United Steelworkers of Canada (“USW”) under two collective bargaining agreements. On August 30, 2022, the Company reported it has been notified by USW Local 2251, the union representing Algoma’s hourly employees that their members have successfully ratified the terms of the new 5-year collective agreement, expiring

July 31, 2027. This agreement follows the ratified agreement with the United Steelworkers Local 2724, the union representing its technical, professional, and front-line supervisory employees ratified on July 26, 2022.

Our customers, or companies upon whom we are dependent for raw materials, transportation or other services, could also be affected by labor difficulties. Any such activities, disruptions or difficulties could result in a significant loss of production and sales and could have a material adverse effect on our financial position or financial performance.

We are reliant on information technology systems, including cyber security systems, and any failure or breach of such systems could disrupt our operations.

We are reliant on the continuous and uninterrupted operation of our Information Technology (“IT”) systems. User access and security of all sites and corporate IT systems can be critical elements to our operations. Protection against cyber security incidents, cloud security and security of all of our IT systems are critical to our operations. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect our reputation, operations or financial performance.

We may fall victim to successful cyber-attacks and may incur substantial costs and suffer other negative consequences as a result, which may include, but are not limited to, a material disruption in our ability to produce and/or ship steel products, excessive remediation costs that may include liability for stolen assets or information, repairing system damage that may have been caused, and potentially making ransom payments in connection with a cyber-attack. We and our business partners maintain significant amounts of data electronically in locations on and off our site. This data relates to all aspects of our business, including current and future products, and also contains certain customer, consumer, supplier, partner and employee data. We maintain systems and processes designed to protect this data, including operating in the Cloud and contracting with third-party system security providers, but notwithstanding such protective measures, there is a risk of intrusion, cyber-attacks or tampering that could compromise the integrity and privacy of this data. In addition, we provide confidential and proprietary information to our third-party business partners in certain cases where doing so is necessary to conduct our business. While we obtain assurances from those parties that they have systems and processes in place to protect such data, and where applicable, that they will take steps to assure the protections of such data by third parties, nonetheless those partners may also be subject to data intrusion or otherwise compromise the protection of such data. Any compromise of the confidential data of our customers, consumers, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, including production delays or downtimes, harm our customers, consumers, employees and other business partners, damage our reputation, violate applicable laws and regulations, subject us to potentially significant costs and liabilities and result in a loss of business that could be material.

Increased global information technology security requirements, vulnerabilities, threats and a rise in sophisticated and targeted cybercrime pose a risk to the security of our systems, our information networks, and to the confidentiality, availability and integrity of our data, as well as to the functionality of our automated and electronically controlled manufacturing operating systems and data collection and analytics capabilities, which our management believes are important and are expected to contribute to our ability to efficiently operate and compete. Although we have adopted procedures and controls, including operating in the Cloud and contracting with third-party system security providers, to protect our information and operating technology, including sensitive proprietary information and confidential and personal data, there can be no assurance that a system or network failure, or security breach, will not occur. This could lead to system interruption, production delays or downtimes and operational disruptions and/or the disclosure, modification or destruction of proprietary and other key information, which could have an adverse effect on our reputation, financial results and financial performance.

Changes to global data privacy laws and cross-border transfer requirements could adversely affect our business and operations.

Our business depends on the transfer of data between our affiliated entities, to and from our business partners, and with third-party service providers, which may be subject to global data privacy laws and cross-border transfer restrictions. While we take steps to comply with these legal requirements, changes to the applicability of those laws may impact our ability to effectively transfer data across borders in support of our business operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial position.

IFRS® Accounting Standards and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our financial performance or financial position in accordance with IFRS Accounting Standards.

Our products may not benefit from intellectual property protection and we must respect intellectual property rights of others.

Some information about our products including product chemistries and methods and processes of production are publicly known. Thus, other facilities could produce competitive products using such information. As a result, we may not be able to distinguish our products from competitors that use the same publicly known chemistries, methods and processes that we use. Other information related to our products including product chemistries and methods and processes used to make them are proprietary to third parties who hold intellectual property rights such as patents or trade secrets therein. Our commercial success depends on our ability to operate without infringing the patents and other proprietary rights of third parties, and there can be no assurance that our operations, product chemistries and methods and processes of production do not or will not infringe the patents or proprietary rights of others. Further, if our competitors use their own proprietary intellectual property rights in their products that we do not have access to, such competitors may have an advantage over us which could have an adverse effect on our business.

Our operations, production levels, sales, financial results and cash flows could be adversely affected by transportation, raw material or energy supply disruptions, or poor quality of raw materials, particularly coal and iron ore.

Due to our location on Lake Superior, we are dependent on seasonally available waterways for the delivery of substantial amounts of raw materials, including coal and iron ore. The waterways close from approximately mid-January to the end of March each year. Extreme cold weather conditions in the United States and Canada impact shipping on the Great Lakes and could disrupt the delivery of iron ore to us and/or increase our costs related to iron ore. Failure to have adequate coal and iron ore on site prior to the closure of the waterways would adversely affect our ability to operate during such closure and could have a material adverse effect on our production levels, business, financial position, financial performance and prospects. For example, during the period from January through April 2014, the upper Great Lakes suffered a severe freeze-over, which resulted in the waterways being generally inaccessible for shipping until early May 2014. As a result, raw material supply was depleted and production was therefore reduced. In addition, extreme weather conditions may limit the availability of railcars or otherwise affect our capacity to receive inbound raw materials, and/or ship products to our customers, which may have a material impact on increasing our costs and /or realizing our revenues. Finally, such disruptions or quality issues, whether the result of severe financial hardships or bankruptcies of suppliers, natural or man-made disasters or other adverse weather events, or other unforeseen circumstances or events, could reduce production or increase costs at our plants and potentially adversely affect customers or markets to which we sell our products. Any resulting financial impact could constrain our ability to fund additional capital investments and maintain adequate levels of liquidity and working capital.

Our business requires substantial capital investment, capital commitments and maintenance expenditures, which we may have difficulty in meeting and will cause us to incur operating costs.

Our operations are capital intensive. We expect to make ongoing capital and maintenance expenditures to achieve and maintain competitive levels of capacity, cost, productivity and product quality. We may not generate sufficient future operating cash flow and external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness, or fund other liquidity needs. Failure to make sufficient capital investment, capital commitments and maintenance expenditures could have a material adverse effect on our business, financial position, financial performance and prospects.

Our Blast Furnace No. 7 was last relined in 2007 which resulted in a downtime of 52 days and capital expenditure of C$72 million. Relines generally last for 20 years. A common guideline used in the steel industry is to consider a reline when the refractory lining of a blast furnace has worn down to approximately 30% to 40% of its original design thickness. We regularly monitor the health of Blast Furnace No. 7 using non-destructive testing evaluation of the sidewall as assessed by independent experts. On the basis of such reviews, we currently anticipate that Blast Furnace No. 7 would require a future reline no sooner than 2027. The reline, if it occurs, would result in downtime and capital expenditure, which could have a material adverse effect on our business, financial position, financial performance or prospects.

In addition, our profitability and competitiveness are, in large part, dependent upon our ability to maintain low production costs for products with prices that fluctuate based on factors beyond our control. Through our participation in the Canadian Steel Producers Association, we have committed to pursue the aspirational goal of carbon neutrality by 2050. We continue to evaluate strategies to both meet this goal and maintain our competitiveness, including through the modernization of our existing facilities and/or the adoption of other technologies such as less carbon-intensive iron making or EAF steel- making. Unless we continue to invest in newer technologies and equipment such as modernized plants and information technology systems and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. However, newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks as to whether the newer technologies and equipment will reduce our cost of production sufficiently to justify the capital expenditures to obtain them. Any failure to make sufficient or appropriate investments in newer technologies and equipment or in integrating such newer technologies and equipment in our operations could have a material adverse effect on our business, financial position, financial performance or prospects.

In addition, the restrictive covenants in the indenture governing our 9.125% Senior Secured Second Lien Notes due April 15, 2029 and other agreements governing our existing and future indebtedness could limit our ability to incur debt to finance sustaining or strategic capital investments, which may limit our ability to maintain or grow the business.

Our ability to generate revenue is dependent on our customer base and certain key customers.

We serve approximately 185 customers across multiple sectors in North America. For the nine month period ended December 31, 2024, our top ten customers accounted for approximately 54% of our revenue, and sales to one customer represented more than 13% of revenue. The average tenure for our top ten customers is more than 20 years. The composition and concentration of our customer base could change over time.

While we benefit from diverse end market exposure with limited customer concentration, we rely on certain key customers for a material portion of our revenues. These customers may not consistently purchase our products at a particular rate over any subsequent period. The loss of one or more significant customers, or a decline in steel demand for customers operating in particular industries as a result of macroeconomic or industry-specific factors, could have a material adverse effect on our revenues, financial performance and financial position, particularly if we are unable to replace such lost business with new customer orders. In addition, certain of our top customers may be able to exert pricing and other influences on us, requiring us to produce, market, deliver and promote our products in a manner that may be more costly to us.

Any increases in annual funding obligations resulting from our under-funded Pension Plans and Wrap Plan could have a material adverse effect on us.

We are the sponsor of The Algoma Steel Inc. Pension Plan for Hourly Employees (the “Hourly Plan”) and The Algoma Steel Inc. Pension Plan for Salaried Employees (the “Salaried Plan” and, together with the Hourly Plan, the “Pension Plans”), each of which is registered under the Ontario Pension Benefits Act (the “PBA”) which we assumed in connection with the Restructuring Transaction. The most recent actuarial valuations of the Pension Plans are dated April 1, 2024, and indicate that the Pension Plans are underfunded on a solvency basis. The most recent actuarial valuations indicate that the Hourly Plan had a solvency ratio of 85% and that the Salaried Plan had a solvency ratio of 80%. Furthermore, the most recent actuarial valuations indicate that both the Hourly Plan and the Salaried Plan have a going concern funding deficit as at April 1, 2024. The most recent actuarial valuations indicate that the Hourly Plan has a going concern funding ratio of 93% and that the Salaried Plan had a going concern funding ratio of 87%. Although, both plans are fully funded on a going concern basis prior to the prescribed provision for adverse deviations.

In connection with the Restructuring Transaction, Ontario Regulation 484/18: Essar Steel Algoma Inc. Pension Plans for Salaried Employees and Hourly Employees, as filed on November 30, 2018 (the “2018 Pension Regulations”) was implemented to provide a funding framework for the Pension Plans. Under the 2018 Pension Regulations, among other things, the aggregate going concern and solvency special payments to the Pension Plans are capped at C$31 million per annum.

Benefits from the Pension Plans are subject to the Pension Benefits Guarantee Fund (the “PBGF”), which requires us to make annual assessment payments to the PBGF determined based on a formula that includes, among other factors, the funding status and number of members of the pension plan. The 2018 Pension Regulations provide that subsection 57(4) of the PBA does not apply to the Pension Plans and that subsection 57(3) of the PBA does not apply to us in respect of contributions due and not paid into the Pension Plans before the 2018 Pension Regulations came into force. The C$31 million funding cap will cease to apply on the earlier of the year in which we elect to have the funding rules in the General Regulations apply or in 2039.

In addition, we are the sponsor of a closed defined benefit pension plan for pensioners who retired prior to January 1, 2002 (the “Wrap Plan”) that provides a pension benefit in excess of the limits provided by the PBGF. We assumed the Wrap Plan in connection with the completion of the Restructuring Transaction, subject to transitional provisions pending the implementation of regulatory measures. Ontario Regulation 207/19, which was filed on June 20, 2019 (the “Wrap Regulations”), was implemented to provide a funding framework for the Wrap Plan. The Wrap Regulations require us to make monthly contributions to the Wrap Plan equal to the lesser of C$416,667 and the amount of the prior month’s benefit payments from the Wrap Plan fund until the Wrap Plan’s solvency ratio is 100%. This funding requirement supersedes the normal funding requirements under the PBA and the General Regulations. The Wrap Regulations provide that subsection 57(4) of the PBA does not apply to the Wrap Plan and that subsection 57(3) of the PBA does not apply to us in respect of contributions due and not paid into the Wrap Plan before the Wrap Regulations came into force.

While our near-term funding obligations in respect of the Pension Plans and the Wrap Plan are determined in large part based on the 2018 Pension Regulations and the Wrap Regulations, changes to our collective bargaining agreements, the cost of pension benefits paid to plan members, the impact of market outcomes (including interest rates and investment returns), the occurrence of any adverse deviations or changes to governmental regulations affecting the Pension Plans or the Wrap Plan, among other things, could affect the funding status of such pension plans and/or the contributions that we are required to make to the pension plans. We could be adversely impacted by any adverse changes to the funding status of the pension plans or increases in our annual funding obligations.

The closing or relocation of customer facilities could adversely affect us.

Our ability to meet delivery requirements and the overall cost of our products as delivered to customer facilities are important competitive factors. If customers close or move their production facilities further away from our production facility, it could have an adverse effect on our ability to meet competitive conditions, which could result in the loss of sales. Likewise, if customers move their production facilities outside North America, it could result in the loss of potential sales for us.

We depend on third parties to supply sophisticated and complex machinery for our plants and we are exposed to risks relating to the timing or quality of their services, equipment and supplies.

We have purchased in the past, and propose to purchase going forward, equipment, machinery and services from third parties in relation to our plant. Given that we do not have any direct control over these third parties, we rely on them to provide goods and services in a timely manner and in accordance with our specifications. In addition, we require continued and timely support of certain original equipment manufacturers to supply necessary services and parts to maintain our plants at reasonable cost. If we are unable to procure the required services or parts from these manufacturers for any reason (including the closure of operations or bankruptcy of such manufacturers), if the cost of these services or parts exceeds our budget or if the services or parts provided are deficient or sub-standard, there may be an adverse effect on our business, financial position, financial performance, cash flows and prospects.

We depend on third parties for transportation services, and increases in costs or the availability of transportation, including as a result of government imposed fees, may adversely affect our business and operations.

Our business depends on the transportation of a large number of products, both domestically and internationally. We rely primarily on third parties (including the Canadian Pacific Railway, Canadian National Railway, McKeil Marine and Purvis Marine) to provide freighter, shipping and rail transportation services, as well as dock capacity, for the products we manufacture as well as delivery of our raw materials. Any increase in the cost of the transportation of our raw materials or products, as a result of increases in fuel or labor costs, higher demand for logistics services, consolidation in the transportation industry or otherwise, may adversely affect our financial performance as we may not be able to pass such cost increases on to our customers.

If any of these providers were to fail to deliver raw materials to us in a timely manner (including due to weather-related problems, strikes, lock-outs or other labor issues, logistical problems or other events), we may be unable to manufacture and deliver our products in response to customer demand in a timely manner or at all. Further, increases in transportation costs, decreased availability of ocean vessels or changes in such costs relative to transportation costs incurred by our competitors, could make our products less competitive, restrict our access to certain markets and have an adverse effect on our production levels, sales, margins and profitability. In addition, if any of these third parties were to cease operations or cease doing business with us, we may be unable to replace them at a reasonable cost. Such failure or disruption of a third-party transportation provider could harm our reputation, negatively affect our customer relationships and have a material adverse effect on our business, financial position, financial performance and prospects.

In addition, USTR has proposed significant fees on Chinese-operated and Chinese-built ships entering U.S. ports. This proposal, announced on February 21, 2025, suggests fees of up to $1.5 million per port call for Chinese-built vessels and up to $1 million per port call for vessels operated by Chinese companies. The proposal is currently open for public comment until March 24, 2025, but if accepted, the fees can come into effect by August 1, 2025. Our logistics providers use various Chinese-built vessels, which may be subject to these fees should they be implemented, on the Great Lakes to transport raw materials from the United States to our site. Should the fees be implemented in a manner that affects our logistics providers it would likely increase the cost of our raw material logistics, and could have a material and adverse effect on our financial position, results of operation and liquidity.

Parties with whom we do business may be subject to insolvency risks or may otherwise become unable or unwilling to perform their obligations to us.

We are a party to business relationships, transactions and contracts with various third parties, pursuant to which such third parties have performance, payment and other obligations to us. If any of these third parties were to become subject to insolvency, bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our business relationships, contracts and transactions with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired. We cannot make any assurances that we would be able to arrange for alternate or replacement business relationships, transactions or contracts on terms as favorable as our existing business relationships, transactions or contracts if at all. Any inability on our part to do so could have a material adverse effect on our business and financial performance.

A change in our relationship with counterparties to any of our joint ventures may have an adverse effect on that joint venture.

We have entered into and may, in the future, enter into, develop and operate various joint ventures. We believe an important element in the success of any joint venture is a solid relationship between the members of that joint venture. If there is a change in ownership, a change of control, a change in management or management philosophy, a change in business strategy or another event with respect to a member of a joint venture that adversely impacts the relationship between the joint venture members, it could adversely impact that joint venture, which may have a resulting adverse impact on our business and financial performance. In addition, joint ventures necessarily involve special risks. Whether or not we hold a majority interest or maintain operational control in a joint venture, our counterparties may have economic or business interests or goals that are inconsistent with our interests or goals. For example, such parties may exercise veto rights to block actions that we believe to be in our best interests, may take action contrary to our policies or objectives with respect to our investments, or may be unable or unwilling to fulfill their obligations or commitments to the joint venture.

We are dependent on the operation of our port facility to receive raw materials and deliver steel shipments.

In the nine month period ended December 31, 2024, we received approximately 98% of our raw material inputs and shipped approximately 20% of our total steel shipments and approximately 100% of our by-products through our captive port facility located on-site at our steel plant in Sault Ste. Marie, Canada. Any material or prolonged disruption in our ability to receive or send shipments through the port facility would have a material adverse effect on our business and financial performance.

Post-employment benefits owed to our retirees could increase and obligate us to make greater payments.

We provide certain post-employment benefits to our retirees. These benefits include drug, life insurance and hospitalization coverage. We do not pre-fund these obligations. Our obligations for these benefits could increase in the future due to a number of factors including changes in interest rates, changes to collective bargaining agreements, increasing costs for these benefits, particularly drugs, and any transfer of costs currently borne by the Canadian government to us.

Currency fluctuations, including a significant increase in the value of the Canadian dollar, could have a materially adverse effect on our financial performance and financial position.

For the nine month period ended December 31 2024, 62% of our revenue was from customers located in the United States. Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products less competitive in U.S. markets and also encourage steel imports from the United States into Canada. Our revenue is driven by U.S. dollar-based indices. 62% of our cost is based on U.S. dollar-indices and 38% of our cost is in Canadian dollars, which is impacted by exchange rate fluctuation. The increase in the value of the Canadian dollar relative to the U.S. dollar will also have a negative impact on expenditures in Canadian dollars. Therefore, a significant increase in the value of the Canadian dollar could adversely affect our financial performance and financial position.

Limited availability of raw materials and energy may constrain operating levels and reduce profit margins.

We and other steel producers have periodically been faced with problems in obtaining sufficient raw materials and energy in a timely manner due to delays, defaults or force majeure events by suppliers, shortages or transportation problems (such as shortages of barges, vessels, rail cars or trucks, or disruption of rail lines, waterways or natural gas transmission lines), resulting in production curtailments. For example, we faced an increase in the price of natural gas throughout the fourth quarter of our 2014 fiscal year, due to disruptions in supply as a result of extreme weather conditions, including the bursting of the pipeline that supplies the region in which we are located. We may be exposed to additional risks concerning pricing and availability of raw materials from third parties. Any curtailments and escalated costs may further reduce profit margins. Specifically, if demand is such that our blast furnaces are at full production capacity, we may become dependent upon outside purchased coke, especially if some of our existing coke facilities produce at less than capacity.

Environmental compliance and site remediation obligations could result in substantially increased costs and could materially adversely affect our competitive position.

Steel producers such as the Company are subject to numerous environmental laws and regulations, including federal and provincial, relating to the protection of the environment. We are required to comply with an evolving body of Canadian federal, provincial and local environmental, health and safety laws concerned with, among other things, GHG emissions, other emissions into the air, discharges to surface and ground water, the investigation and remediation of contaminated property, noise control, waste management and disposal, mine closure and rehabilitation, and the generation, handling, storage, transportation, discharge, presence and disposal of, or exposure to pollutants, contaminants and hazardous substances. Specifically, the Company can incur regulatory liability as well as civil liability for breaches or violations of environmental law, including contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions. Significant expenditures could be required for compliance with any laws or regulations relating to environmental protection and remediation, which may have an adverse effect on our financial performance and financial position.

We are subject to current and new environmental compliance measures pertaining to the integrated blast furnace coke oven steelmaking operations, including coke oven gas desulfurization and slag granulation, among others. In the event we do not receive exemptions or other accommodations from the relevant regulatory authorities, we may need to invest significant capital in these compliance measures while they remain in operation.

By January 1, 2026, there is a Canadian federal requirement to implement plans and measures to reduce the amount of sulphur dioxide emitted from the combustion of coke oven gas by-product by implementing coke oven gas desulphurization technology. This requirement arises under a notice (the “Notice”) issued under subsection 56(1) of CEPA which requires prescribed persons to prepare and implement pollution prevention plans in respect of specified toxic substances released from the iron and steel sector. The Notice applies to all steel mills, including ours. Facilities subject to the Notice are required, among other things, to prepare a pollution prevention plan that will achieve prescribed baseline emission targets by the specified date, and submit certain written declarations and progress reports. We will be taking an alternative approach to reduce SO2 through its transition to EAF steelmaking, which will see the elimination of cokemaking from our operations. We have provided a pollution prevention plan that reflects this alternative approach to reduce SO2 which has been deemed an acceptable approach to comply with CEPA. Similarly, in order to align with new provincial legislation related to SO2, Algoma is awaiting the release of an alternate standard. In the interim, Algoma has implemented an abatement plan to reduce emissions of SO2 that reflects the progressive facility shutdown.

In the United States and Canada, certain environmental laws and regulations impose joint and several liabilities on certain classes of persons for the costs of investigation, management and remediation of contaminated properties and for the management of emissions into the environment. Liability may attach regardless of fault or the legality of the release or disposal of the substance or waste at the time it occurred. Some of our present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require management, investigation, mitigation and remediation. We could be liable for the costs of such investigations and remediation. Costs for any investigation, management, mitigation and remediation of contamination, on or off site, whether known or not yet discovered, or to address other issues relating to pollution and waste disposal, emissions into the air or water, or the storage or handling of materials, could be substantial and could have an adverse effect on our financial performance. In addition, while we are subject to GHG emissions tax liability in Canada, we need to compete alongside foreign competitors in Canada and the United States that may not be similarly subject to such carbon tax liabilities, resulting in our reduced competitiveness in the market which may affect revenues and profitability.

In connection with the EAF Transformation, we may incur higher carbon tax liabilities in connection with operations in the Hybrid Mode. Algoma has received comfort letters from MECP committing to work together on a pathway to address the support sought in respect of emissions performance units and to mitigate the impact of carbon tax liabilities. Furthermore, the dust generated during the EAF steel scrap melting process may contain a significant amount of zinc, and is considered a hazardous waste, the disposal of which is expensive and regulated.

Our Environmental Department regularly reviews and audits our operating practices to monitor compliance with our environmental policies and legal requirements. Our environmental management system is ISO 14001-2015 registered.

No assurance can be given that unforeseen changes, such as new laws or stricter enforcement policies, including in respect of carbon pricing, the use of compliance payments, or an incident at one of our properties or operations, will not have a material adverse effect on our business, estimated capital or operating costs, financial position, or financial performance. Our operations are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation, expiry or modification under various circumstances. Failure to obtain or comply with the conditions and terms of permits or approvals may adversely affect our operations and may subject us to regulatory orders, penalties and fines. In addition, if environmental laws are amended or are interpreted or enforced differently, or if new environmental legislation is enacted, we may be required to obtain additional permits or approvals and incur additional costs. There can be no assurance that we will be able to meet all applicable regulatory requirements. In addition, we may be subject to regulatory orders, penalties, fines or other liabilities arising from our actions imposed under environmental laws, including as a result of actions or other proceedings commenced by third parties, such as neighbors or government regulators, including with respect to an emissions incident at the BP.

On October 18, 2019, there was a rupture of a steam drain line which was located below an electrical room in the BP, which resulted in a loss of power to the BP. In accordance with our emergency procedures, the coke oven gas bleeders were lit to flare the coke oven gas. Additionally, the loss of power caused the cokemaking south raw liquor tank and the tar running tanks to overflow. Raw liquor was conveyed to the MWFP via a sewer located in the BP. This resulted in effluent exceedances at the MWFP for phenol, ammonia and total cyanide and a toxicity failure for rainbow trout. On October 2nd 2023, Algoma plead guilty to discharging effluent deemed to impair the water quality of the St. Mary’s River, contrary to Section 30(1) of the Ontario Water Resource Act.

On June 9, 2022, 460 gear oil was released from Algoma’s MWFP to the St. Mary’s River as a result of a spill that occurred during the night shift in the Plate & Strip Mill. Charges were laid by the MECP arising from this incident. No charges have yet been laid by Environment and Climate Change Canada (“ECCC”). On January 20, 2024, Algoma’s Cokemaking facility suffered a structural collapse resulting in a quantity of effluent (primarily raw cooling liquor) leaving the site and entering the adjacent waterway. The water related environmental release was fully contained by the evening of January 20. To date, we have received an Environmental Penalty related to the offence pursuant to environmental laws in Ontario, and may in the future be subject to orders, offenses, fines or other negative consequences under provincial, Canadian or United States law. In addition, on July 2, 2024, Algoma suffered an equipment failure at its Bar and Strip Lagoon resulting in a quantity of impaired effluent leaving the site an entering an adjacent waterway. The equipment was promptly repaired and effluent quality was restored with a low impact to the adjacent waterway. To date we have not received any orders or notices of offense pursuant to provincial, Canadian or United States Law however, may in the future be subject to penalties, orders, offenses, fines or other negative consequences.

These may have an adverse effect on our business, financial condition or results of operations. The full economic impact of these incident remains unknown, but such incident may subject us to the liabilities described above. In connection with these incident and similar incidents that may occur from time to time, we may need to make significant capital and operating expenditures to detect, repair and/or control discharges or to perform certain corrective actions to meet the conditions of the permits issued pursuant to applicable environmental laws.

Increased regulation associated with climate change and greenhouse gas emissions could impose significant additional costs on our operations.

The effects of government policy, legislation or regulation enacted to address climate change may adversely impact our operations as well as those of our suppliers and our customers, including the transportation of the associated raw materials and products. In addition, government action to address climate change may, among other things, reduce the demand for our products. Although we have made efforts to mitigate the effects of government action related to climate change on our business, there can be no assurance that these efforts will be effective or that the effects of climate change policies will not adversely impact our operations, business and financial results.

Our industry and company could be subject to increased regulatory oversight or changes in government policies that could have adverse effects.

Our industry could be subject to increased regulatory oversight. Changing regulatory policies and other actions by governments and third parties may all have the effect of limiting our revenues and increasing our operating costs, which could have a material adverse effect on our business, financial position and financial performance. Due to regulatory restructuring initiatives at the federal, provincial and state levels, the steel industry has undergone changes over the past several years. Future government initiatives will further change the steel industry. Some of these initiatives may delay or reverse the movement towards competitive markets. We cannot predict the ultimate effect that on-going regulatory changes will have on our business prospects, financial position and financial performance.

Canada’s new Forced and Child Labour in Supply Chains Act requires covered Canadian entities, including Algoma, to release board-approved reports detailing their efforts to prevent and mitigate forced labor and child labor in their supply chains. It also includes new penalties for companies and officers that fail to make these reports or in the event that the reports include misleading statements. Accordingly, we will need to allocate additional resources to supply chain due diligence, as well as to assemble supporting records to prepare accurate reports and minimize supply chain risks.

Impairment in the carrying value of long-lived assets could negatively affect our operating results and reduce our earnings.

We have a significant amount of long-lived assets on our consolidated balance sheets. Under IFRS Accounting Standards, we periodically evaluate long-lived assets for potential impairment whenever events or changes in circumstances have occurred that indicate that impairment may exist, or the carrying amount of the long-lived asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable based on its estimated future discounted cash flows. Events and conditions that could result in impairment in the value of our long-lived assets include cash flow or operating losses, other negative events or long-term outlook, cost factors that have negative effect on earnings and cash flows, changes in business conditions or strategy, as well as significantly deteriorating industry, market, and general economic conditions. Impairment in the carrying value of long- lived assets could negatively affect our operating results and reduce our earnings.

We face increased competition from alternative materials, which could impact the price of steel and adversely affect our profitability and cash flow.

As a result of increasingly stringent regulatory requirements, designers, engineers and industrial manufacturers, especially those in the automotive industry, are increasing their use of lighter weight and alternative materials, such as aluminum, composites, plastics and carbon fiber in their products. Increased government incentives and requirements for the use of such materials to meet regulatory requirements could reduce the demand for steel products, which could potentially reduce our profitability and cash flows.

Pending or threatened litigation or claims could negatively affect our profitability and cash flow in a particular period.

We are subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of our workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, or grievances under our collective bargaining agreements, environmental, health and safety laws and regulations, tax matters and securities matters. The timing of resolutions to such matters, should they arise, is uncertain and we may incur expenses in defending them and the possible outcomes or resolutions could include adverse judgments, orders or settlements or require us to implement corrective measures any of which could require substantial payments and adversely affect our reputation and operations, and may also negatively affect our profitability and cash flow in a particular period.

Failure to maintain our current senior management or inability to attract additional senior management could have an adverse effect on our operations.

Our operations and prospects depend, in large part, on the performance of our senior management team. We cannot assure that such individuals will remain as employees. In addition, we can make no assurance that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of senior management or difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on our business, financial position and financial performance.

A failure to maintain adequate insurance could have a materially adverse effect on our operations.

To date, we have been able to obtain insurance for the operation of our business. However, there can be no assurance that our existing insurance will be adequate, or that it will be able to be maintained, or that all possible claims that may be asserted against us will be covered by insurance. The occurrence of a significant adverse event that causes losses in excess of limits specified under the relevant policy or losses arising from events not covered by insurance policies, could materially adversely affect our business, financial position, financial performance and prospects.

Our income tax filing positions may be subject to challenge by tax authorities, which could subject us to increased tax liabilities.

We file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by us may be challenged by applicable tax authorities. Rulings that alter filed tax returns may have an adverse impact on income. In addition, we are involved in and potentially subject to regular audits from Canadian federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

The Canada Revenue Agency (the “CRA”) has completed its domestic audit of the Company’s income tax return for the calendar year 2021 with no findings or additional income taxes assessed as owing. The CRA has issued notices of reassessment for the Scientific Research and Experimental Development (“SR&ED”) claims for calendar years 2019 and 2020 for which the Company disagrees and has filed notices of objection. The CRA is currently reviewing the Company’s SR&ED claim for calendar year 2022 and the review is in its early stages. Further, the CRA has issued notices of reassessment for the Company’s Goods and Services Tax/Harmonized Sales Tax (GST/HST) for the calendar years 2019 and 2020. The Company disagrees with their findings pertaining to assessed HST on the Company’s pension plan and has filed a notice of objection.

We are subject to risks related to shifting steel supplies.

As traditional steel-consuming markets are negatively impacted from reduced demand due to a variety of factors, high inflation and interest rates, or other regulatory changes (such as, for instance, the revocation in January 2021 of the presidential permit necessary to construct and operate the Keystone oil pipeline at the international border of Canada and the United States), suppliers of steel products into these affected sectors will divert their sales efforts to markets where we traditionally participate, thereby creating pressure on lowering pricing in response to increased supply. The oil and gas industry is a significant end market for steel, and has experienced and continues to experience a significant amount of disruption and oversupply at a time of declining demand, resulting in more competition in other sectors of the economy.

Changes in our credit profile may affect our relationships with our suppliers, which could have a material adverse effect on our liquidity.

Changes in our credit profile may affect the way our suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices or require us to prepay, particularly given our high level of outstanding indebtedness. Given the large dollar amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, and consequently may have a material adverse effect on our business, financial performance and financial position.

Some of our operations present significant risk of injury or death.

The industrial activities conducted at certain of our facilities present significant risk of serious injury or death to our employees, contractors, customers or other visitors to our operations. For example, in June 2023, a fatal incident took place involving the employee of a contractor, retained to perform specialized maintenance work cleaning an out-of-service gas line. The Company has received charges from the Ministry of Labour, Immigration, Training and Skills Development in relation to that fatality. Notwithstanding our safety precautions, including our material compliance with federal and provincial employee health and safety regulations, we may be unable to avoid material liabilities for injuries or deaths. We maintain workers’ compensation insurance to address the risk of incurring material liabilities for injuries or deaths. We could also incur fines and other sanctions as a result of safety incidents.

Our cross-border operations require us to comply with anti-corruption laws and regulations of the U.S. government and various non-U.S. jurisdictions.

Doing business in multiple countries requires us and our subsidiaries to comply with Canadian and other laws and regulations governing corruption and bribery, including the Canadian Corruption of Foreign Public Officials Act. The laws generally prohibit companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. As a result, business dealings between our employees or our agents and any such public official could expose us to the risk of violating anti-corruption laws. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable laws and regulations; however, we cannot assure investors that these policies and procedures will completely eliminate the risk of a violation of these legal requirements. Any such violation (inadvertent or otherwise) could have a material adverse effect on our business prospects, financial position and financial performance.

Shortages of skilled labor, increased labor costs, or our failure to attract and retain other highly qualified personnel in the future could disrupt our operations and adversely affect our financial results.

We depend on skilled labor for the manufacture of our products. Our continued success depends on the active participation of our key employees. Shortages of some types of skilled labor could restrict our ability to maintain or increase production rates, lead to production inefficiencies and increase our labor costs. The competitive nature of the labor markets in which we operate, the cyclical nature of the steel industry and the resulting employment needs increase our risk of not being able to recruit, train and retain the employees we require at efficient costs and on reasonable terms, particularly when the economy expands, production rates are high or competition for such skilled labor increases. Many companies, including ours, have had employee lay-offs as a result of reduced business activities in an industry downturn. The loss of our key people or our inability to attract new key employees could adversely affect our operations. Additionally, layoffs or other adverse actions could result in an adverse relationship with our workforce. If we are unable to recruit, train and retain adequate numbers of qualified employees on a timely basis or at a reasonable cost or on reasonable terms, our business and financial performance could be adversely affected.

The expansion of social media platforms present new risks and challenges.

The expansion of social media platforms presents new risks and challenges. The inappropriate use of certain social media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information or the improper dissemination of material information. In addition, negative posts or comments about us and/or any of our key personnel on any social networking web site could seriously damage our reputation. If our sensitive information is disclosed or if our reputation or that of our key personnel is seriously damaged through social media, it could have a material adverse effect on our business, financial position and financial performance.

If we are unable for any reason to meet the continued listing requirements of Nasdaq or the TSX, such action or inaction could result in a delisting of the Common Shares or Warrants.

If we fail to satisfy the continued listing requirements of Nasdaq or the TSX (for example, the Nasdaq corporate governance requirements or the Nasdaq minimum closing bid price requirement), such exchanges may take steps to delist the Common Shares or Warrants. Such a delisting would likely have a negative effect on the price of the Common Shares or Warrants and would impair your ability to sell or purchase the Common Shares or Warrants when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the Common Shares or Warrants to become listed again, stabilize the market price or improve the liquidity of the Common Shares or Warrants, prevent such securities from dropping below any minimum bid price requirement or prevent future non-compliance with Nasdaq’s or the TSX’s listing requirements.

If securities and industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume may suffer.

The trading market for the Common Shares is and will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not have control over such analysts and cannot provide any assurance that analysts will continue to cover Algoma or provide favorable coverage. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of Algoma or fail to regularly publish reports on Algoma, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

There is a risk that we will fail to maintain an effective system of internal controls and our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. We may identify material weaknesses in our internal controls over financing reporting which we may not be able to remedy in a timely manner.

As a public company, we operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the regulations of Nasdaq and the TSX, the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Prior to becoming a public company in October 2021, we had never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

The process of maintaining our accounting and financial functions and infrastructure requires significant professional fees, internal costs and management efforts. Any disruptions or difficulties in using our internal systems could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. In addition, we may discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the TSX, the SEC, Canadian securities regulators or other regulatory authorities.

We have incurred and expect to continue to incur increased costs as a result of our operation as a public company, and our management is and will continue to be required to devote substantial time and resources to employing new compliance initiatives in order to comport with the regulatory requirements applicable to public companies.

We have incurred and expect to continue to incur significant legal, accounting and other expenses as a public company. We are subject to the reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC, Canadian securities regulators, Nasdaq and the TSX. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have substantially increased our legal and financial compliance costs and to have made some activities more time-consuming and costly. For example, these rules and regulations have and are expected to continue to make it more difficult and more expensive for us to obtain director and officer liability insurance and we have or may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are continuously evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount or timing of additional costs we may incur to respond to any new requirements we may be subject to in the future.

Our Investor Rights Agreement provides certain IRA Parties the right to nominate up to four of our directors.

In connection with the consummation of our merger (the “Merger”) with Legato Merger Corp. (“Legato”), we entered into an Investor Rights Agreement pursuant to which, among other things, certain parties to the Investor Rights Agreement (“IRA Parties”) that previously had board designation rights with respect to Algoma Steel Holdings Inc. have the right to nominate, in the aggregate, four directors to our board for so long as they beneficially own at least 7.36% of our outstanding Common Shares. As of the date of this Annual Information Form, none of the IRA Parties meet the requisite ownership threshold required to nominate a director for election to our board, and, in addition, the we have been advised that one of the IRA Parties, Barclays Bank PLC, has permanently surrendered its nomination rights under the Investor Rights Agreement. If such IRA Parties are able to exert significant influence over the board as a result of their nomination rights pursuant to the Investor Rights Agreement, other holders of Common Shares may have limited ability to influence corporate matters and, as a result, we may take action that other holders of Common Shares do not view as beneficial.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Canadian laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 40-F until 90 days (the due date of an annual information form for Canadian foreign private issuers utilizing the multijurisdictional disclosure system, or MJDS) after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Algoma may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Algoma is a foreign private issuer, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and may take advantage of certain exemptions to Nasdaq’s corporate governance rules. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Algoma on June 30, 2025. In the future, Algoma would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Algoma loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Algoma would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Algoma would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition and results of operations.

For a variety of potential factors, which are currently unforeseen, we may be forced to write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in us reporting losses. Even though these charges may be non-cash items and would not have an immediate impact on Algoma’s liquidity, the fact that Algoma would report charges of this nature could contribute to negative market perceptions of Algoma or its securities. In addition, charges of this nature may cause Algoma to violate net worth or other covenants to which Algoma may be subject as a result of Algoma obtaining debt financing. Accordingly, securityholders could suffer a reduction in the value of their Common shares and Warrants and such securityholders are unlikely to have a remedy for such reduction in value.

The grant and future exercise of registration rights may adversely affect the market price of Common Shares.

The Investor Rights Agreement provides that we will, under certain circumstances, agree to file a registration statement as soon as practicable upon a request from certain IRA Parties to register the resale of certain registrable securities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable Canadian securities laws (such request, a “demand registration”). Algoma has also agreed to provide customary “piggyback” registration rights with respect to any valid demand registration request. We have, and intend to continue to maintain, a registration statement in respect of certain registrable securities under the Investor Rights Agreement.

The registration of these securities permits the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Common Shares. See “Risk Factors - A significant portion of our total outstanding Common Shares may be sold into the market at any time. This could cause the market price of Common Shares and Warrants to drop significantly, even if our business is doing well.”

The IRS may not agree that Algoma should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although Algoma is incorporated and tax resident in Canada, the U.S. Internal Revenue Service (the “IRS”) may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986 (the “Code”). For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because Algoma is not so created or organized (but is instead incorporated only in Canada), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations promulgated thereunder (the “Section 7874 Regulations”), and certain factual assumptions, Algoma does not expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Merger. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties. Furthermore, Algoma has not sought and will not seek any rulings from the IRS as to such treatment, and the closing of the Merger was not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor with regard to, any particular tax treatment. Accordingly, there can be no assurance that the IRS will not challenge the status of Algoma as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code Algoma’s status as a foreign corporation for U.S. federal income tax purposes, Algoma and certain Algoma shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Algoma and future withholding taxes on certain Algoma shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. In particular, holders of Common Shares and/or Warrants would be treated as holders of stock and warrants of a U.S. corporation.

Investors should consult their own advisors regarding the application of Section 7874 of the Code to Algoma.

Section 7874 of the Code may limit the ability to use certain tax attributes since the Merger, increasing Algoma’s U.S. affiliates’ U.S. taxable income or having other adverse consequences to Algoma and Algoma’s shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, and after the acquisition the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Merger, Algoma and certain of Algoma’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Algoma include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Based on the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations (as defined above), and certain factual assumptions, Algoma does not expect to be subject to these rules under Section 7874 of the Code as a result of the Merger. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in such U.S. tax laws and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Furthermore, Algoma has not sought and will not seek any rulings from the IRS as to such treatment, and the closing of the Merger was not conditioned upon achieving, or receiving a ruling from any tax authority or opinion from any tax advisor with regard to, any particular tax treatment. Accordingly, there can be no assurance that the IRS will not challenge whether Algoma is subject to the above rules or that such a challenge would not be sustained by a court.

However, even if Algoma is not subject to the above adverse consequences under Section 7874 of the Code, Algoma may have been limited in using its equity to engage in acquisitions of U.S. corporations over the 36-month period following the Merger. If Algoma were to be treated as acquiring substantially all of the assets of a U.S. corporation within the 36-month period after the Merger, certain rules under the Section 7874 Regulations would make it more likely that Section 7874 of the Code will apply to such subsequent acquisition.

Investors in Algoma should consult their own advisors regarding the application of Section 7874 of the Code to Algoma.

Risks Related to Ownership of Common Shares and Warrants

We may issue additional Common Shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of Common Shares.

We may issue additional Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, our equity incentive plan, without shareholder approval, in a number of circumstances. Our issuance of additional Common Shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in Algoma may decrease;
•	the amount of cash available per share, including for payment of dividends in the future, may decrease;
•	the relative voting strength of each previously outstanding Common Share may be diminished; and
•	the market price of Common Shares may decline.

The price of our Common Shares may be volatile and may decline regardless of our operating performance.

The market price of the Common Shares may fluctuate significantly in response to numerous factors and may continue to fluctuate for these and other reasons, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and results of operations;
•	our ability to successfully transition to EAF steelmaking;
•	accidents or other events that contribute to shutdowns of our facilities;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•

failure of securities analysts to maintain coverage of Algoma, changes in financial estimates or ratings by any securities analysts who follow Algoma or its failure to meet these estimates or the expectations of investors;

•	announcements by Algoma or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;
•	changes in operating performance and stock market valuations of other steel companies;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole, including periods of inflation, interest rates, tariffs and trade wars;
•	trading volume of the Common Shares;
•	the inclusion, exclusion or removal of the Common Shares from any indices;
•	changes in our board of directors or management;
•	transactions in the Common Shares by directors, officers, affiliates and other major investors;
•	lawsuits threatened or filed against us;
•	changes in laws or regulations applicable to our business;
•	changes in our capital structure, such as future issuances of debt or equity securities;
•	short sales, hedging and other derivative transactions involving our capital stock;
•	general economic conditions in the United States and Canada;
•	pandemics or other public health crises;
•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and
•	the other factors described in this “Risk Factors” section.

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert our management’s attention and resources, and harm our business, financial condition, and results of operations.

An active, liquid trading market for Common Shares and Warrants may not be maintained, which may limit your ability to sell Common Shares and Warrants.

Although the Common Shares and Warrants are currently listed on Nasdaq and the TSX, an active, liquid trading market for Common Shares and Warrants may not be sustained. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of Common Shares and Warrants. The market price of Common Shares may decline, and you may not be able to sell your Common Shares at or above the price at which you purchased them, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing Common Shares or Warrants.

A significant portion of our total outstanding Common Shares may be sold into the market at any time. This could cause the market price of Common Shares and Warrants to drop significantly, even if our business is doing well.

Sales of a substantial number of Common Shares and Warrants in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of holders intend to sell Common Shares or Warrants, could reduce the market price of Common Shares or Warrants. No existing lock-up remains in place with respect to securities issued as a result of the Merger and, moreover, certain holders of our securities continue to have certain registration rights with respect to their securities. Such sales by such holders could be significant. As restrictions on resale end, the market price of Common Shares and Warrants could decline if the holders of currently restricted Common Shares or Warrants sell them or are perceived by the market as intending to sell them. Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect shareholders, which could depress the price of the Common Shares.

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect shareholders, which could depress the price of the Common Shares.

Our board of directors has the authority to issue preferred shares and to determine the preferences, limitations, and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares could be issued with liquidation, dividend, and other rights superior to the rights of the Common Shares. The potential issuance of preferred shares may delay or prevent a change in control of us, discourage bids for the Common Shares at a premium over the market price and adversely affect the market price and other rights of the holders of the Common Shares.

Changes to tax laws may have an adverse impact on holders of the Common Shares.

Changes from time-to-time in the interpretation of, amendments to, or guidance relating to, existing tax laws, or the introduction of new tax legislation may have a material adverse effect on us and on the value of the Common Shares. Changes in enacted tax rates, legislation or regulations, and the Company’s interpretations of income tax legislation may result in material tax adjustments. In addition, the Company and tax authorities could disagree on tax filing positions and any reassessment of the Company’s tax filings could result in material adjustments of tax expense, income taxes payable and deferred income taxes.

If securities or industry analysts publish inaccurate or unfavourable research about us or our business, our trading price and volume could decline.

The trading market for the Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade the Common Shares or publish inaccurate or unfavourable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Common Shares could decrease, which could cause our trading price and volume to decline.

DIVIDENDS

For each quarter commencing with the quarter ended March 31, 2022, Algoma has paid a quarterly dividend payment of US$0.05 per Common Share to its shareholders. The determination to pay dividends in the future will depend on many factors, including, among others, Algoma’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that Algoma’s board of directors may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The following description of our share capital summarizes certain provisions contained in the restated articles of Algoma (the “Restated Articles”). These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Restated Articles, which have been filed under the Company’s profiles on SEDAR+ at www.sedarplus.com and on the SEC’s EDGAR website at www.sec.gov.

Description of Common Shares

General

This section summarizes the material rights of shareholders of Algoma under the BCA and the material provisions of the Restated Articles.

Share Capital

The authorized share capital of Algoma consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value issuable in series (the “Algoma Preferred Shares”).

As of December 31, 2024, there were 104,858,802 Common Shares issued and outstanding, and no Algoma Preferred Shares issued and outstanding.

Under the Restated Articles, holders of the Common Shares are entitled to receive notice of, and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Each Common Share entitles its holder to one vote. Under the Restated Articles, Algoma’s board of directors has the authority to create and issue one or more series of Algoma Preferred Shares, with such special rights and restrictions to be attached to such series as are authorized by the directors of Algoma.

Dividend Rights

Under the BCA, a corporation may pay a dividend out of profits, capital or otherwise: (1) by issuing shares or warrants by way of dividend or (2) in property, including money. Further, under the BCA, a corporation cannot declare or pay a dividend if there are reasonable grounds for believing that the corporation is insolvent or payment of the dividend would render the corporation insolvent.

Holders of Common Shares will be entitled to receive dividends as and when declared by Algoma’s board of directors at its discretion out of funds properly applicable to the payment of dividends, subject to the rights, if any, of shareholders holding shares with special rights to dividends. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that Algoma’s board of directors deems relevant. Under the Restated Articles, a resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of Algoma, or in any one or more of those ways.

Subject to the special rights and restrictions attached to the Algoma Preferred Shares, the holders of Common Shares shall receive the remaining property of Algoma upon dissolution in equal rank with the holders of all other Common Shares.

Pre-emptive Rights

There are no pre-emptive rights relating to Common Shares.

Amendment of Notice of Articles and Articles and Alteration of Share Capital

Under the BCA, Algoma may amend the Restated Articles by (1) the type of resolution specified in the BCA, (2) if the BCA does not specify a type of resolution, then by the type specified in the Restated Articles, or (3) if the Restated Articles do not specify a type of resolution, then by special resolution, which requires two-thirds of the votes cast by shareholders in order to pass. The BCA permits many substantive changes to a corporation’s articles (such as a change in the corporation’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles. The Restated Articles provide that alterations to Algoma’s authorized share structure (other than a subdivision or consolidation of all or any of its shares) and the applicable alteration to its Notice of Articles may be authorized by special resolution. A subdivision or consolidation of all or any of its shares or a change in Algoma’s name may be authorized by a resolution of the directors. Furthermore, the Restated Articles state that, if the BCA does not specify the type of resolution required for an alteration, and if the Restated Articles do not specify a type of resolution, Algoma may resolve to alter the Restated Articles by ordinary resolution, which requires a majority of shareholder votes cast in order to pass.

Dissent Rights

Under the BCA, shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to: (1) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (2) approve certain amalgamations; (3) approve a statutory arrangement, where the terms of the arrangement permit dissent; (4) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (5) continue the company into another jurisdiction. The BCA provides that beneficial owners of shares who wish to exercise their dissent rights with respect to their shares must dissent with respect to all of the shares beneficially owned by them, whether or not they are registered in their name.

Annual Meetings

The Restated Articles provide that, unless an annual general meeting is deferred or waived in accordance with the BCA, Algoma must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors. An annual general meeting may be partially or entirely virtual.

Board and Shareholder Ability to Call Special Meetings

The Restated Articles provide that meetings of the shareholders may be called by the board of directors at any time. In addition, under the BCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for such purposes as stated in the requisition. Upon meeting the technical requirements set out in the BCA, the directors must, within 21 days after receiving the requisition, call a meeting of shareholders to be held not more than four months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate more than 2.5% of the issued shares of the company that carry the right to vote at general meetings may send notice of a meeting to be held to transact the business stated in the requisition.

Shareholder Meeting Quorum

The Restated Articles provide that two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares of Algoma entitled to be voted at the meeting, constitute a quorum at any annual or special meeting of the shareholders.

Voting Rights

Under the BCA, at any meeting of shareholders at which a quorum is present, any action that must or may be taken or authorized by the shareholders, except as otherwise provided under the BCA and Restated Articles, may be taken or authorized by an “ordinary resolution,” which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings. The Restated Articles provide that every motion put to a vote at a meeting of shareholders will be decided by a show of hands or the functional equivalent unless a poll is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. Votes by a show of hands or functional equivalent result in each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by poll, each holder of Common Shares is entitled to one vote for each Common Share held.

There are no limitations on the right of non-resident or foreign owners to hold or vote Algoma securities imposed by Canadian law or by the charter or other constituent document of Algoma.

Shareholder Action by Written Consent

Under the BCA, shareholder action without a meeting may be taken by a “consent resolution” of shareholders, which requires that, after being submitted to all shareholders entitled to vote at a general meeting, the resolution is consented to in writing by: (1) in the case of a matter that would normally require an ordinary resolution, shareholders who, in the aggregate, hold shares carrying at least 66 2/3% of the votes entitled to be cast on such consent resolution, or (2) in the case of any other resolution of the shareholders, all of the shareholders entitled to vote on such resolution. A consent resolution of shareholders is deemed to be a proceeding at a meeting of those shareholders and to be as valid and effective as if it had been passed at a meeting of shareholders that satisfies all the requirements of the BCA and its related regulations, and all the requirements of the Restated Articles, relating to meetings of shareholders.

Inspection of Corporation Records

Algoma must keep at its records office, or at such other place as the BCA may permit, the documents, copies, registers, minutes and other records which Algoma is required by the BCA to keep at such places. Algoma must keep adequate accounting records to record properly its financial affairs and condition in compliance with the provisions of the BCA. Under the BCA, any director or shareholder may, without charge, inspect certain of Algoma’s records at Algoma’s records office or such other place where such records are kept during the corporation’s statutory business hours. Former shareholders and directors may also inspect certain records, free of charge, but only those records pertaining to the times that they were shareholders or directors. Further, a public company must allow all persons to inspect certain records of the company free of charge. As permitted by the BCA, the Restated Articles prohibit shareholders from inspecting any accounting records of Algoma, unless the directors determine otherwise.

Election and Appointment of Directors

The Restated Articles do not provide for the board of directors to be divided into classes.

Pursuant to the Restated Articles, any casual vacancy occurring on the board of directors may be filled by the remaining directors. If Algoma has fewer directors in office than the number set by the Restated Articles as the necessary quorum for the directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors. If Algoma has no directors or fewer directors in office than the number set by the Restated Articles as the necessary quorum for the directors, the shareholders may elect or appoint, by ordinary resolution, directors to fill the vacancies on the board. Pursuant to the Restated Articles, the Algoma directors may appoint one or more additional directors, but the number of additional directors shall not exceed one third the number of the first directors and, thereafter, one third of the number of current directors who were elected or appointed other than as such additional directors. The filling of a casual vacancy by the Algoma directors shall not be counted against such cap.

Removal of Directors

Pursuant to the Restated Articles, the shareholders of Algoma may remove any director before the expiration of his or her term of office by special resolution, which requires a special majority requirement of two-thirds of the votes cast in favor of the resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, another individual as director to fill the resulting vacancy. If the shareholders do not appoint a director to fill the vacancy contemporaneously with removal, then either the directors or the shareholders by ordinary resolution may appoint an additional director to fill that vacancy.

The directors of Algoma may remove a director before the expiration of his or her period of office if the director is convicted of an indictable offence or otherwise ceases to qualify as a director and the directors may appoint a director to fill the resulting vacancy.

Proceedings of Board of Directors

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held.

Requirements for Advance Notification of Shareholder Nominations

Pursuant to the Restated Articles, shareholders of record may nominate persons for election to our Board only by providing notice to Algoma’s secretary that is both timely and in proper written form. To be timely, a shareholder’s notice shall be received by the secretary of Algoma (a) in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual general meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth day following the Notice Date, and (b) in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. To be in proper written form, such notice must include, among other information, certain information with respect to each proposed nominee and each shareholder nominating persons for elections to the Board and must disclose about any contract, agreement, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote shares of Algoma or between the proposed nominee and the nominating shareholder and any other information relating to the proposed nominee or nominating shareholder that would be required to be disclosed in a dissident’s proxy circular under applicable securities laws.

Approval of Mergers and Other Corporate Transactions

Under the BCA, certain corporate actions, such as: (1) amalgamations (other than with certain affiliated corporations); (2) continuances; (3) sales, leases or exchanges of all, or substantially all, the undertaking of a corporation other than in the ordinary course of business; (4) reductions of paid-up capital for any purpose, e.g. in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests); and (5) other actions such as liquidations or arrangements, are required to be approved by “special resolution.” A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.

In certain cases where share rights or special rights may be prejudiced or interfered with, a special separate resolution of shareholders of the affected class or series, including a class or series of shares not otherwise carrying voting rights, to approve the corporate action in question is also required. In specified extraordinary corporate actions, such as approval of plans of arrangement and amalgamations, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Limitations on Director Liability

Under the BCA, no provision in a contract or the articles may relieve a director or officer from (1) the duty to act in accordance with the BCA and its related regulations, or (2) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to a corporation.

A director is not liable under the BCA for certain acts if the director relied, in good faith, on (1) financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to fairly reflect the financial position of the corporation, (2) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (3) a statement of fact represented to the director by an officer of the corporation to be correct, or (4) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not the record was forged, fraudulently made or inaccurate or the information or representation was fraudulently made or inaccurate. Further, a director is not liable for certain acts if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCA.

Derivative Actions and Other Remedies

Under the BCA, a complainant (a director or shareholder of a corporation, which includes a beneficial shareholder, and any other person that a court considers to be an appropriate person to make such an application) may apply to the Supreme Court of the Province of British Columbia for leave to bring an action in the name and on behalf of Algoma for the purpose of prosecuting or defending an action on behalf of Algoma.

The court may grant leave if: (1) the complainant has made reasonable efforts to cause the directors of Algoma to prosecute or defend the action; (2) notice of the application for leave has been given to Algoma and any other person that the court may order; (3) the complainant is acting in good faith; and (4) it appears to the court to be in the best interests of Algoma for the action to be brought, prosecuted or defended.

Under the BCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the BCA, a court may order a corporation to pay the shareholder’s interim costs, including legal fees and disbursements. However, the shareholder may be held accountable for the costs on final disposition of the action.

The BCA also contains an oppression remedy, which enables a court to make almost any order to rectify the matters complained of if the court is satisfied upon application by a shareholder (including a beneficial shareholder and any other person that the court considers to be an appropriate person to make such an application) that the affairs of Algoma are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or that some action has been or may be taken that is unfairly prejudicial to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant would normally be expected to trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

Exclusive Forum

The Restated Articles do not provide for an exclusive forum.

Description of Warrants

Each Warrant currently entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time. However, no Warrants will be exercisable for cash unless Algoma has an effective and current registration statement covering the Common Shares issuable upon exercise of the Warrants and a current prospectus relating to such Common Shares, which Algoma currently has an intends to maintain. Notwithstanding the foregoing, during any period when we shall have failed to maintain an effective registration statement covering the Common Shares issuable upon exercise of the Public Warrants, warrant holders may, until such time as there is an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the U.S. Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Common Shares for the 5 trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of the completion of the Merger, or October 19, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Warrants are identical to the Public Warrants except that the Private Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are not redeemable by Algoma, in each case so long as they are still held by the founders of Legato, EarlyBirdCapital, or their permitted transferees.

We may call the Warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per Warrant,

•	at any time after the Warrants became exercisable,
•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,
•

if, and only if, the reported last sale price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the Common Shares underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for the Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing Common Share price and the Warrant exercise price so that if the Common Share price declines as a result of a redemption call, the redemption will not cause the Common Share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Common Shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants are in registered form and are governed by a Warrant Agreement (the “Warrant Agreement”) between Continental Stock Transfer & Trust Company, as warrant agent, and Legato, as amended and assigned to Algoma pursuant to an amendment agreement, dated as of the closing of the Merger, among Algoma, Legato, Continental Stock Transfer & Trust Company, as warrant agent and TSX Trust Company, as Canadian co-warrant agent. The Warrant Agreement will provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Common Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or Algoma’s recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of Common Shares at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Common Shares outstanding.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “ASTL”. The following tables show the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX and Nasdaq for the nine month period ended December 31, 2024.

TSX

Month	High	Low	Volumes

April 2024	C$11.72	C$10.52	710,000

May 2024	C$11.26	C$10.49	898,500

June 2024	C$10.47	C$9.38	1,011,900

July 2024	C$12.33	C$9.40	1,309,700

August 2024	C$14.31	C$12.17	1,657,200

September 2024	C$14.38	C$13.26	1,742,900

October 2024	C$14.76	C$13.27	849,600

November 2024	C$16.65	C$14.47	1,977,800

December 2024	C$14.94	C$13.47	1,360,300

Nasdaq

Month	High	Low	Volumes

April 2024	US$8.63	US$7.65	9,686,500

May 2024	US$8.22	US$7.65	7,027,700

June 2024	US$7.64	US$6.87	8,724,600

July 2024	US$8.88	US$6.91	10,537,200

August 2024	US$10.59	US$8.83	19,430,200

September 2024	US$10.57	US$9.76	14,615,500

October 2024	US$10.61	US$9.57	9,968,400

November 2024	US$12.01	US$10.42	13,585,100

December 2024	US$10.62	US$9.35	9,389,500

Warrants

The Warrants are listed and posted for trading on the TSX and Nasdaq under the symbols “ASTL.WT” and “ASTLW”, respectively. The following tables show the monthly range of high and low prices per Warrant and total monthly volumes traded on the TSX and Nasdaq for the nine month period ended December 31, 2024.

TSX

Month	High	Low	Volumes

April 2024	C$1.94	C$1.46	53,500

May 2024	C$1.65	C$1.42	44,200

June 2024	C$1.55	C$1.14	63,520

July 2024	C$1.78	C$1.17	31,325

August 2024	C$2.58	C$1.78	125,200

September 2024	C$2.52	C$2.25	20,355

October 2024	C$2.60	C$2.17	80,050

November 2024	C$3.30	C$2.50	63,700

December 2024	C$2.64	C$1.99	17,956

Nasdaq

Month	High	Low	Volumes

April 2024	US$1.40	US$1.04	742,303

May 2024	US$1.30	US$1.05	351,716

June 2024	US$1.10	US$0.86	1,041,705

July 2024	US$1.28	US$0.85	887,705

August 2024	US$1.87	US$1.31	1,173,167

September 2024	US$1.90	US$1.62	614,703

October 2024	US$1.84	US$1.58	682,790

November 2024	US$2.37	US$1.80	1,049,901

December 2024	US$1.90	US$1.33	572,170

AGREEMENTS WITH SHAREHOLDERS

Voting Rights

In connection with the consummation of our Merger with Legato, we entered into an Investor Rights Agreement pursuant to which, among other things, certain IRA Parties that previously had board designation rights with respect to Algoma Steel Holdings Inc. have the right to nominate, in the aggregate, four directors to our board for so long as they beneficially own at least 7.36% of our outstanding Common Shares. See “Risk Factors - Our Investor Rights Agreement provides certain IRA Parties the right to nominate up to four of our directors.”– Investor Rights Agreement”. As of the date of this Annual Information Form, none of the IRA Parties meet the requisite ownership threshold required to nominate a director for election to our board, and, in addition, the we have been advised that one of the IRA Parties, Barclays Bank PLC, has permanently surrendered its nomination rights under the Investor Rights Agreement.

Investor Rights Agreement

On October 19, 2021, Algoma, the IRA Parties entered into an Investor Rights Agreement. The Investor Rights Agreement provides that the Warrants and Common Shares held by the IRA Parties, including the Common Shares issuable upon the exercise of Warrants and other derivative securities, shall bear customary registration rights and nomination rights. Specifically, Algoma agreed to file a registration statement as soon as practicable upon a request from certain IRA Parties to register the resale of certain registrable securities under the U.S. Securities Act and applicable Canadian securities laws, subject to required notice provisions to other IRA Parties; provided, Algoma shall not be obligated to effect a demand registration (i) unless the aggregate proceeds expected to be received from the sale of the registrable securities equals or exceeds C$50,000,000 or (ii) if Algoma has effected a demand registration within the six-month period prior to receipt of the request therefor. Algoma also agreed to provide customary “piggyback” registration rights with respect to any valid demand registration request. Algoma will pay certain expenses relating to such registrations and indemnify the IRA Parties against certain liabilities. Additionally, certain IRA Parties that currently have board designation rights with respect to Algoma Steel Holdings Inc. will have the right to nominate, in the aggregate, four directors to the Algoma board for so long as they beneficially own at least 7.36% of our outstanding Common Shares.

Indemnification Agreements

We have entered into indemnification agreements with our directors and certain officers to indemnify such individuals, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by such individuals in an action or proceeding to which any such individual was made a party by reason of such party being or having been (i) an officer or director of (i) Algoma, or (ii) an officer or director of another corporation, or a similar role with another entity, including a partnership, trust, joint venture or other unincorporated entity, if such party serves such organization at Algoma’s request.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The Company had no escrowed securities, or securities that are subject to a contractual restriction on transfer, outstanding as at December 31, 2024.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and jurisdiction of residence of the directors and executive officers of the Company as at the date hereof, their respective positions and offices held with the Company and their principal occupation for the last five or more years.

Name & Municipality of Residence	Position with the Company	Office Held Since	Principal Occupation During the Previous Five Years

Michael Garcia Sault Ste. Marie, Ontario, Canada	Chief Executive Officer and Director	June 2022	Chief Executive Officer and Director, Algoma Steel Group Inc.

Rajat Marwah Sault Ste. Marie, Ontario, Canada	Chief Financial Officer	March 2014	Chief Financial Officer, Algoma Steel Group Inc.

John Naccarato Sault Ste. Marie, Ontario, Canada	Vice President Strategy and Chief Legal Officer (2022)	June 2019	Vice President Strategy and Chief Legal Officer, Algoma Steel Group Inc.

Danielle Baker Sault Ste. Marie, Ontario, Canada	Chief Human Resources Officer	March 2023	Chief Human Resources Officer, Ontario Northland Transportation Commission

Mike Panzeri Cranberry Township, Pennsylvania, United States	Senior Vice President, Production	June 2023	Chief Operating Officer, JSW Steel

Chris Ford Savage, Minnesota, United States	Chief Commercial Officer	December 2023	Vice President, Sales, Algoma Steel Group Inc.

Sean Donnelly(1)(2)(5) Stoney Creek, Ontario, Canada	Director	September 2024	Retired Former Chief Executive Officer, ArcelorMittal Dofasco

Andy Harshaw(1)(2)(5) Grimsby, Ontario, Canada	Director	August 2021	Retired

David D. Sgro(1)(3)(5) Princeton Junction, New Jersey, United States	Director	October 2021	Director of Research, Jamarant Advisors

Eric S. Rosenfeld(1)(2)(4) Harrison, New York, United States	Director	October 2021	President and Chief Executive Officer, Crescendo Partners, L.P.

Name & Municipality of Residence	Position with the Company	Office Held Since	Principal Occupation During the Previous Five Years

Mary Anne Bueschkens(1)(3)(4) Oakville, Ontario, Canada	Director	October 2021	Corporate director and attorney

Gale Rubenstein(1)(3)(4) Toronto, Ontario, Canada	Director	October 2021	Counsel, Goodmans LLP

James Gouin(1)(2)(3) Belle River, Ontario, Canada	Director	October 2021	Corporate director Former President and Chief Executive Officer, Tower International, (2017-2019)

Ave Lethbridge(1)(3)(5) Toronto, Ontario, Canada	Director	September 2022	Corporate director Former Executive Vice-President, Chief Human Resources and Safety & Ethics Officer, Toronto Hydro Corporation (2013-2021)

Sanjay Nakra(1)(2)(4) Toronto, Ontario, Canada	Director	September 2022	Former Managing Director and Co-Group Head, Diversified Industries for TD Securities (2010-2021)

Notes:

(1)	Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators.
(2)	Member of the Audit Committee.
(3)	Member of the Human Resources and Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	Member of the Operations and Capital Projects Committee.

As a group, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 6,436,483 Common Shares, representing approximately 6.1% of the issued and outstanding Common Shares, as of March 31, 2024. The foregoing does not take into account Common Shares to be issued upon the potential exercise of Warrants or other securities convertible, exchangeable or exercisable into Common Shares.

Biographical Information Regarding Directors and Executive Officers

Officers

Michael Garcia has served as Chief Executive Officer of Algoma Steel Group Inc. since June 2022 and is a member of the company’s Board of Directors. Under his leadership, Algoma Steel has advanced its transformation into a leading producer of low-carbon steel in North America, emphasizing operational efficiency, sustainability, and strategic growth. A seasoned executive with extensive global experience, Mr. Garcia has a proven track record of driving corporate strategy, leading large-scale operational transformations, and fostering high-performance cultures. Over his distinguished career, he has held senior leadership roles at premier industrial and energy companies, including Alcoa Inc., Gerdau Ameristeel Inc., Evraz Inc./Evraz Highveld Steel & Vanadium Co., Domtar Inc., and Alliant

Energy Corporation. Before joining Algoma, Mr. Garcia served as President of Pulp & Paper at Domtar Inc., where he led a business with over 6,500 employees across 30 manufacturing and distribution sites, generating more than $4.2 billion in annual revenue. He successfully executed major capital investments exceeding $300 million, enhanced operational efficiency, and developed a 10-year strategic roadmap to adapt to shifting market dynamics. Mr. Garcia also has deep boardroom experience. Since 2020, he has been an Independent Director at Alliant Energy Corporation, a Nasdaq-listed energy holding company, where he contributes to strategic oversight as a member of the Operations Committee and Compensation and Personnel Committee. Additionally, he has served on the Board of the Federal Reserve Bank of Richmond, offering economic insights to inform U.S. monetary policy. Earlier in his career, he held CEO and senior executive roles at Evraz North America, Evraz Highveld Steel, and Gerdau Ameristeel, where he spearheaded initiatives to improve financial performance, optimize global supply chains, and implement lean manufacturing practices. His experience spans the steel, energy, and materials sectors across North America, South America, Europe, and Asia. A West Point graduate, Mr. Garcia holds a Bachelor of Science in Computer Science from the United States Military Academy and earned a Master of Business Administration from Harvard University. He began his career as an officer in the United States Army, serving in Operation Desert Storm before transitioning to the private sector. With a leadership philosophy centered on innovation, operational excellence, and talent development, Mr. Garcia continues to position Algoma Steel for long-term success in a rapidly evolving global marketplace.

Rajat Marwah, Chief Financial Officer, joined Algoma in 2008 as General Manager of Finance and Cost with accountability for the credit, cost, budget, pricing, planning, and financial accounting divisions within his portfolio. He was appointed Vice President of Finance in 2012 and became Chief Financial Officer in 2014. In his capacity as CFO Rajat is charged with accountability for all finance, procurement, business planning, and information technology functions. He also serves as the Chief Risk Officer for Algoma Steel. Rajat is a Chartered Accountant and began his career with KPMG and subsequently entered the steel industry with ArcelorMittal as Head of Internal Audit in Romania moving on to become Financial Controller with Arcelor Mittal, Czech Republic. He has vast international experience in Europe, Asia and North America and holds a Bachelor of Commerce from the Sir Ram College of Commerce in Delhi, India.

John Naccarato, Vice President Strategy and Chief Legal Officer, has accountability for developing and enabling the execution of the strategic direction and go-to-market strategies for the company. Prior to rejoining Algoma, Mr. Naccarato had acquired 30 years of experience in the steel and engineering sectors at progressive levels of responsibility for market/product development, facilities development, mergers/acquisitions and strategic growth initiatives. He has developed entrepreneurial businesses, and has held previous commercial and legal positions with Dofasco Inc., Algoma Steel Inc. (Director of Market and Product Development), and EVP & General Counsel for Bracknell Corporation. Mr. Naccarato holds a materials engineering degree from the University of Western Ontario, and a law degree from University of Windsor.

Danielle Baker, Chief Human Resources Officer joined Algoma Steel in March 2023 as Chief Human Resources Officer responsible for leading Algoma’s People and Culture team and supporting the organization through its transformation to electric arc steelmaking. Danielle brings to the role over 25 years of broad-based experience in labour and employee relations, people and culture strategy, organizational change, and health and safety. Prior to her role at Algoma, she served as the Chief Human Resources Officer at Ontario Northland Transportation Commission. Previously, she was with North Bay Regional Health Centre, where she held a series of progressive positions leading human resources, risk management, and occupational health, safety, security and emergency response. Danielle is a certified Human Resources Leader (CHRL) and holds a Masters of Industrial Relations and Bachelor of Arts from Queens University.

Michael Panzeri, Senior Vice President Production, joined Algoma Steel in June 2023. With more than 35 years in the industry, Michael has a wealth of experience and expertise with both integrated and electric arc steelmaking.

Most recently, Mr. Panzeri served as Chief Operating Officer of JSW Steel’s Mingo Junction facility and before that, he spent nine years at TMK Ipsco in progressive roles culminating in General Manager of Operations. His proven track record for driving continuous improvement in safety, quality and throughput makes him an invaluable addition to the Algoma Steel team. Michael holds a Masters of Business Administration from the University of Maryland and a Bachelor of Science in Materials Engineering from Rensselaer Polytechnic Institute.

Chris Ford, Chief Commercial Officer, brings over 25 years of steel industry experience to his role at Algoma Steel Inc. With a proven track record in sales, Chris has been a dedicated and integral part of Algoma’s success for over two decades. Beginning his journey with Algoma Steel in 1997 as a sales representative, Chris quickly demonstrated his commitment and talent in driving sales growth and business development. Over the years, he has risen through the sales organization, showcasing his strategic vision, leadership skills, and deep understanding of the North American steel market. In his most recent role, Director of US Sales and Customer Service, Chris played a pivotal role in expanding Algoma’s presence in North America and ensuring exceptional customer service.

Directors

Andy Harshaw, Director, earned a Metallurgical Engineering degree at McMaster University in 1987, and subsequently joined Dofasco as an entry-level Research Engineer. Over the ensuing years, he grew to ever more senior roles within the Dofasco organization. In 2004, he was named Works Manager and in 2005 was promoted to Vice President, Manufacturing. He stayed with Dofasco through its sale to Arcelor and ultimate transition to ArcelorMittal. In 2008, he took on responsibilities at ArcelorMittal in Burns Harbor, Indiana as the Vice President, Operations. In this role, he managed all operations including technology, safety and quality for all flat rolled and plate operations. He was ArcelorMittal’s Chief Executive Officer when he retired from full-time executive work in December 2016.

David D. Sgro, CFA, Director, is the Director of Research of Jamarant Advisors, an investment partnership. He has been involved in the management of eight (8) prior Special Purpose Acquisition Companies, including Legato, and has served on the board of seventeen (17) public companies in the US and Canada. Mr. Sgro is a director and chairman of the audit committee of Pangaea Logistics Solutions (NASDAQ:PANL) and a director and vice-chairman of Legato Merger Corp. III (NYSE:LEGT). Mr. Sgro also served as the Chief Executive Officer and a director of Legato prior to its merger with Algoma. Mr. Sgro also held numerous positions with Crescendo Partners, L.P., from December 2005 until January 2022, including as a Senior Managing Director starting in December 2014. Mr. Sgro holds an MBA from Columbia Business School and a Bachelor of Science from The College of New Jersey.

Eric S. Rosenfeld, Director, serves as a Director of the Company. Eric Rosenfeld has been the President and Chief Executive Officer of Crescendo Partners, L.P., a New York based investment firm, since its formation in November 1998. Prior to forming Crescendo Partners, he held the position of Managing Director at CIBC Oppenheimer and its predecessor company, Oppenheimer & Co., Inc., for 14 years. Mr. Rosenfeld currently serves as a director for several companies. Mr. Rosenfeld is on the board of Pangaea Logistics Solutions Ltd. (“Pangaea”), a maritime logistics and shipping company (as well as the compensation committee and nominating committee of Pangaea) and Aecon Group, Inc., a construction company. Mr. Rosenfeld has also served as Chairman and CEO for Arpeggio Acquisition Corporation, Rhapsody Acquisition Corporation, Trio Merger Corp., Quartet Merger Corp. and Harmony Merger Corp., all blank check corporations that later merged with Hill International, Primoris Services Corporation, SAExploration Holdings, Pangaea Logistics Solutions Ltd. and NextDecade Corporation, respectively. Mr. Rosenfeld has also served as the Chief SPAC Officer of Legato Merger Corp. and Legato Merger Corp II., blank check corporations that later merged with a subsidiary of the Company and Southland Holdings, respectively. Mr. Rosenfeld is currently the Chief SPAC Officer of Legato Merger Corp. III, a blank check corporation. Mr. Rosenfeld is also currently the CEO of Allegro Merger Corp., a non-listed shell company. He was also a director of Primo Water Corporation (formerly Cott), a leading water delivery and filtration company, CPI Aero (Chairman Emeritus), a company engaged in the contract production of structural aircraft parts, Canaccord Genuity Group, a full-service financial services company, NextDecade Corporation, a development stage company building natural gas liquefaction plants, Absolute Software Corp., a leader in firmware-embedded endpoint security and management for computers and ultraportable devices, AD OPT

Technologies, an airline crew planning service, Sierra Systems Group Inc., an information technology, management consulting and systems integration firm, Emergis Inc., an electronic commerce company, Hill International, a construction management firm, Matrikon Inc., a company that provides industrial intelligence solutions, DALSA Corp., a digital imaging and semiconductor firm, HIP Interactive, a video game company, GEAC Computer, a software company, Computer Horizons Corp. (Chairman), an IT services company, Pivotal Corp., a cloud software firm, Call-Net Enterprises, a telecommunication firm, Primoris Services Corporation, a specialty construction company and SAExploration Holdings, a seismic exploration company. Mr. Rosenfeld is senior faculty member at the Directors College and an adjunct professor at Columbia Business School. He is also a guest lecturer at Tulane Law School. He has also served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School, the World Presidents’ Organization and the Value Investing Congress. He has also been a guest host on CNBC. Mr. Rosenfeld received an A.B. in economics from Brown University and an M.B.A. from the Harvard Business School.

Mary Anne Bueschkens, Director, is a globally experienced business executive, corporate director and attorney who has extensive operational, financial and management expertise gained in the manufacturing/auto sector where she held progressive roles as President and General Counsel, Chief Executive Officer, and Vice-Chair of the Board of Directors of ABC Technologies Inc., (“ABC”) a TSX-listed global Tier 1 automotive parts supplier with 36 facilities worldwide and annual revenues exceeding $1.3 billion. Mary Anne also served as a board and audit committee member of ACPS, a private equity owned leading European automotive parts supplier. Prior to joining ABC, she was a senior tax partner with a national Canadian law firm where she was the head of the National Tax Group and on the Executive Management Committee and advised clients on international business structuring, governance, risk mitigation and business succession planning. Ms. Bueschkens holds a B.Sc., B.Comm., and an MBA from the University of Windsor, as well as a J.D. Law from Osgoode Hall Law School, York University, Toronto. She has earned the Institute of Corporate Directors designation (ICD.D) from the Rotman School of Business Management, Toronto, and the Global Competent Boards GCB.D designation in Sustainability and ESG. She also completed ICD certificate courses in Board Oversight of Business Strategy, HRCC Board Effectiveness, and Climate Change for public company boards. Ms. Bueschkens serves on the Board of Governors of the Royal Ontario Museum, Toronto.

Gale Rubenstein, Director, is a highly respected board director and legal expert with extensive experience in corporate pensions, regulatory matters, corporate governance, restructuring, and crisis management. She has spent over 40 years of her career at Goodmans LLP, serving as a partner from 1986 to 2021 before transitioning to counsel in January 2021. Ms. Rubenstein is the Chair of the Board of Trustees of the University Pension Plan, a jointly sponsored pension plan for the university sector, where she serves as an ex officio member of all committees. She also sits on the boards of the Scarborough Health Network and the Scarborough Health Network Research Institute, having previously served on the Audit and Finance Committee and currently serving on the Quality Committee. Additionally, she is a member of the CDIC Advisory Panel. For more than a decade, she served on the Hydro One board (2007–2018), chairing the Regulatory and Public Policy Committee and playing a key role in governance initiatives. A Fellow of the Insolvency Institute of Canada, she is widely recognized as a leading expert in commercial insolvency, corporate restructuring, pensions, and regulatory affairs. Ms. Rubenstein earned her LL.B. from Osgoode Hall Law School.

James Gouin, Director, served as President, Chief Executive Officer, and a member of the board of directors of Tower International, Inc. (“Tower”), a global manufacturer of engineered automotive products from 2017 until the sale of Tower in 2019. Mr. Gouin served as President of Tower during 2016 after joining the company in November 2007 as Executive Vice President and Chief Financial Officer. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate finance practice of FTI Consulting, Inc. (“FTI”), a business advisory firm. Before joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President,

Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017, and the Board of Vista Maria, a non-profit corporation, until 2019. From 2015 until 2022, he served on the board, the audit committee, and the human capital and compensation committee of Exterran Corporation, an upstream oil, gas, and water solution company which was acquired by Enerflex Ltd. in October 2022. He currently serves on the board of directors and audit committee of Enerflex Ltd. and, most recently in 2024, joined the board of International Automotive Components Group, Inc. (“IAC Group”), a tier-one auto supplier specializing in highly engineered interior auto parts, where he serves as a director, chair of the audit committee, and a member of the compensation committee. Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and an M.B.A. from the University of Detroit Mercy.

Ave Lethbridge, Director, Ms. Lethbridge is a corporate director and former executive with over 35 years experience in the energy, utility and telecom industry and over 19 years as a senior executive officer for Toronto Hydro Corporation, most recently as Executive Vice-President and Chief Human Resources and Safety Officer from 2013 to December 2021. Ms. Lethbridge has held key leadership positions, including areas encompassing, business transformation, culture and human resource strategy, labour relations, environment, health and safety, business continuity and pandemic incent command, social responsibility, sustainability, and climate change, mergers and restructuring, succession, enterprise performance and risk, security and crisis management, technology change and innovation, regulatory compliance, government relations, code of ethics and corporate governance. Ms. Lethbridge has served on the board of directors of Kinross Gold Corporation (“Kinross”), a TSX and New York Stock Exchange-listed issuer, since 2015, and currently serves as a member of the human resources and compensation committee and the corporate governance and nominating committee She previously served as chair of the human resources committee of Kinross from 2018-2024, member of the audit & risk committee from 2015-2018, and the corporate responsibility and technical committee from 2018-2019. Ms. Lethbridge, also serves on the board of directors of Toromont Industries Ltd (‘Toromont”), a TSX listed issuer, since November, 2024 and currently serves as a member of the environmental, social, and governance committee and the human resources and health & safety committee. Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, with included international consulting experience in the U.S., China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive (CHRE) with HRPA and holds a Climate & Biodiversity Certificate and Designation (CCB.D) from Competent Boards. In 2021, she was the recipient of the Lifetime Achievement award from the Ontario Energy Association.

Sean Donnelly, Director, earned a Metallurgical Engineering degree at McMaster University in 1981, and subsequently joined Dofasco as in the role of Production Engineer in the galvanizing manufacturing facility and gained increasing production supervision responsibilities. Sean has experience with new facility construction. Sean’s 40-year career in the steel industry, spent entirely at Dofasco (acquired by ArcelorMittal SA in 2006) expanded into managerial roles focused on product development and market growth. As Vice President of Technology from 2009 to 2012, he drove crucial technological advancements, and as Vice President of Manufacturing from 2012 to 2014, he managed operations, including EAF steel production. As President and Chief Executive Officer of ArcelorMittal Dofasco from 2014 to 2021 (when he retired), Sean lead the team securing a $2 Billion investment for AMD’s transformation to electric arc furnace steelmaking. Sean also implemented enhanced safety measures, navigated challenges with US trade tariffs and COVID-19. Additionally, he chaired the Canadian Steel Producers Association from 2016 to 2021, and joined the Board of Alectra Inc., an Ontario electric utility company, showcasing his versatile expertise and significant industry contributions. In addition to his role as a Director on the Alectra board of directors, Sean is a past chair of the Corporate Governance and Nominating Committee, a past chair of the People and Safety Committee, the current chair of the Development Committee, and a current member of the Audit Finance and Risk Management Committee.

Sanjay Nakra, Director, is a senior corporate finance leader with over two decades of investment banking experience in Europe, the US, and Canada. He has held progressively senior roles, most recently, the Managing Director and Co-Group Head, Diversified Industries for TD Securities from 2010 to 2021. He also served as Managing Director and Group Head, Technology and Infrastructure, Investment Banking at TD Securities from 2006 to 2010. Currently, Mr. Nakra serves on the Board of Directors of C&C Group plc, Canadian General Investments, Limited and NuraLogix Corporation, Co-Chair of the University Health Network (UHN) Annual Gala: Diwali — A Night to Shine, and is a member of the Board of Directors, Chair of the Nominating and Governance Committee and Co-Chair of Women Centre Stage of Soulpepper Theatre Company. Mr. Nakra holds a Chartered Accountant (CA) designation from the Institute of Chartered Accountants of Ontario, a Master of Business Administration from Schulich School of Business, and a Bachelor of Arts from York University.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, other than as set out below, during the past 10 years, no director or executive officer of the Company (nor any personal holding company of any of such individuals) is, as of the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days while the person was acting in such capacity; or

(b)

was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the person ceased to act in such capacity and which resulted from an event that occurred while the person was acting in such capacity.

On August 13, 2018, the New York Stock Exchange (the “NYSE) determined to commence proceedings to delist the common stock of Hill International, Inc. (“Hill”) and suspended trading in Hill’s common stock on the NYSE (the “Trading Suspension”), as a result of Hill’s failure to file its annual report for the period ended December 31, 2017, quarterly reports for the period ended March 31, 2018 and June 30, 2018. The NYSE did not pursue delisting proceedings and lifted the Trading Suspension on October 18, 2018, upon Hill filing the required periodic reports with the SEC.

To the knowledge of the Company, none of the directors or executive officers of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while the person was acting in such capacity, or within a year of the person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, none of the directors or executive officers of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years prior to the date of this Annual Information Form, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or director appointed to hold the assets of such person.

Penalties or Sanctions

None of the directors or executive officers of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the knowledge of the Company, there are no existing or potentially material conflicts of interest between Company or a subsidiary of the Company and any director or officer of Company or of a subsidiary of Company, other than as described elsewhere in this Annual Information Form.

Audit Committee Information

Composition and Charter

The Company’s audit and risk management committee (the “Audit Committee”) consists of a minimum of three and a maximum of five directors. The Company’s board of directors has adopted a written charter, the text of which is reproduced in its entirety in Appendix A, setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with National Instrument 52-110 – Audit Committees (“NI 52-110”). The Audit Committee currently consists of Messrs. Harshaw, Gouin, Donnelly, Nakra and Rosenfield. Mr. Gouin serves as the chair of the committee.

Relevant Education and Experience

The board of directors of Algoma has determined that each member of the Audit Committee is independent within the meaning of the Nasdaq corporate governance rules, NI 52-110 and the U.S. Securities Exchange Act of 1934, and free from any relationship that, in the view of the board of directors, could be reasonably expected to interfere with the exercise of his independent judgment as a member of the committee.

Each member of the Audit Committee has direct experience relevant to the performance of his responsibilities as an Audit Committee member. All members of our Audit Committee are financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Algoma’s financial statements). See “Directors and Executive Officers” for further details. In addition, one member of the Audit Committee is required to have accounting or related financial management expertise, qualifying as an audit committee financial expert as defined by the rules of the SEC, which our board of directors has determined is Mr. Gouin.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Members), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 thereof.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has the Audit Committee made a recommendation to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee, as part of its function in assisting the board of directors in fulfilling its oversight responsibilities (and without limiting the generality of the Audit Committee’s role), has the power and authority to pre-approve all non-audit services to be provided by the external auditor, or delegate such pre-approval of non-audit services to the Chair of the Audit Committee; provided that the Chair must notify the Audit Committee at each committee meeting of the non-audit services they approved since the last Audit Committee meeting.

External Auditor Service Fees

The external auditor of the Company, Deloitte LLP, reports directly to the Audit Committee. The following table presents, by category, the fees billed by Deloitte LLP to us in the nine month period ended December 31, 2024 and fiscal 2024:

Category of Fees	Nine Month Period Ended December 31, 2024	Year Ended March 31, 2024

Audit fees(1)	C$2,010,530	C$2,046,874

Audit-related fees(2)	C$66,875	C$68,122

Tax fees(3)	C$229,523	C$593,216

Total	C$2,306,928	C$2,708,212

Notes:

(1)

“Audit fees” means the aggregate of fees billed in each of the fiscal periods for professional services rendered by Deloitte LLP for the audit of our annual financial statements and review of our interim financial statements.

(2)

“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services, including those pertaining to the audit of the Company’s pension plan.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal periods for professional services rendered by Deloitte LLP for tax compliance and tax advice.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the course of its business, the Company from time to time becomes involved in various claims and legal proceedings. Litigation is subject to many uncertainties and the outcome of individual matters is not predictable. The Company is not currently party to any outstanding, threatened, pending or, to the knowledge of the Company, contemplated, litigation which individually or in the aggregate, is material to our continuing operations and consolidated financial condition and results of operations. In the nine month period ended December 31, 2024, the Company has not had any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision, and has not been involved in a settlement agreement with a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, there are no material interests, direct or indirect, of any of the Company’s directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

The transfer agent and registrar for Common Shares is TSX Trust Company. Its address is 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 and its telephone number is (416) 261-0930. The U.S. co-transfer agent and registrar for Common Shares is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is 212-509-4000.

The warrant agent for the Warrants is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, New York 10004, and its telephone number is 212-509-4000. The Canadian co-warrant agent for the Warrants is TSX Trust Company. Its address is 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 and its telephone number is (416) 261-0930.

MATERIAL CONTRACTS

The following are the only material agreements of the Company entered into within the last financial year or still in effect, other than contracts entered into in the ordinary course of business, and each as described further below:

•	Investor Rights Agreement;
•	Warrant Agreement;
•	the Revolving Credit Facility; and
•	the SIF Funding.

Investor Rights Agreement

For a description of the Investor Rights Agreement, see “Agreements with Shareholders – Voting Rights – Investor Rights Agreement”.

Warrant Agreement

For a description of the Warrant Agreement, see “Description of Capital Structure – Description of Warrants”.

Revolving Credit Facility

Algoma Steel Inc. (“ASI”), the Company’s operating subsidiary, is the borrower under a secured asset-based revolving credit facility (the “Revolving Credit Facility”) made available pursuant to an amended and restated revolving credit agreement dated May 23, 2024 among ASI, as borrower, Algoma Steel Intermediate Holdings Inc. and certain subsidiaries of ASI, as guarantors, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent (the “RCF Agent”), and the lenders party thereto from time to time.

The maximum availability under the Revolving Credit Facility is $300 million. The Revolving Credit Facility includes a sublimit for letters of credit and a sublimit for borrowings on same-day notice, referred to as swingline loans.

At December 31, 2024, the Company had drawn C$0.4 million (US$0.3 million), and there was C$361.8 million (US$251.4 million) of unused availability after taking into account C$69.5 million (US$48.3 million) of outstanding letters of credit, and borrowing base reserves.

Interest Rate and Fees

Loans under the Revolving Credit Facility bear interest at an annual rate equal to, at the Borrower’s option, Base Rate, Secured Overnight Financing Rate (“SOFR”), Canadian Base Rate or Canadian Dollar Offered Rate (“CDOR”), plus the “Applicable Margin”. The Applicable Margin is determined on a quarterly basis based on the type of loan and historical excess availability under the Revolving Credit Facility.

Interest is payable quarterly in arrears in respect of Base Rate Loans and Canadian Base Rate Loans and on the last date of each interest period, which may be, at the borrower’s option one or three months in the case of CDOR Loans and one, three or six months in the case of SOFR Loans, in each case subject to a requirement to pay accrued interest in connection with certain repayments of applicable loans or at maturity.

In addition to paying interest on outstanding principal under the Revolving Credit Facility, the Company is required to pay a commitment fee in respect of unutilized commitments and a letter of credit fee and facing fee in respect of outstanding letters of credit. These fees are payable quarterly in arrears.

Algoma is exposed to interest rate benchmark, CDOR, which is subject to interest rate benchmark reform. The exposure arises on financial liabilities bearing interest at CDOR plus basis points including Algoma’s Revolving Credit Facility. Algoma is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates including announcements made by the Canadian Alternative Reference Rate Working Group.

The referenced benchmark rates applicable to Algoma are expected to be published until at least June of 2024 and prior to their expiry, Algoma will work with the administrative agent of its various CDOR exposed credit agreements to replace CDOR with a fallback reference rate at similar commercial terms to today’s rates.

Availability and repayments

Availability under the Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable, eligible inventory and cash, subject to various customary reserves. We are required to maintain a minimum borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights.

Maturity

The Revolving Credit Facility has a maturity date of May 23, 2028.

Guarantees and security

All obligations under the Revolving Credit Facility are required to be jointly and severally guaranteed by Algoma Steel Intermediate Holdings Inc. and each of ASI’s subsidiaries on a first lien secured basis.

Certain Covenants and Events of Default

The Revolving Credit Facility contains covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur liens;

•	engage in mergers, consolidations or amalgamations;

•	make certain investments or acquisitions;

•	make certain restricted payments, including the payment of dividends, the repurchase of our capital stock, and the repayment of junior indebtedness prior to maturity;

•	incur additional indebtedness;

•	engage in certain transactions with our affiliates;

•	amend or modify certain indebtedness;

•	sell or transfer assets;

•	in the case of Algoma Steel Intermediate Holdings Inc., engage in any material business or operations; and

•	make changes to our defined benefit pension plans.

In addition, if availability under the Revolving Credit Facility falls below a specified threshold, we are required to maintain compliance with a springing minimum fixed charge coverage ratio test of 1.00:1.00.

The Revolving Credit Facility also contains certain customary affirmative covenants and events of default, including an event of default upon the occurrence of a change of control.

Green Steel Funding

On September 20, 2021, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby we will receive up to C$200.0 million in the form of a loan to support our EAF Transformation (the “Federal SIF EAF Loan”). The loan is provided through the Net Zero Accelerator initiative of the Federal Strategic Innovation Fund. The Federal SIF EAF Loan is guaranteed by ASGI. The repayment period will commence upon the earlier of the Company having access to full power from the grid to operate the EAFs independently, or January 1, 2030. The annual repayment is further dependent on our performance in reducing GHG emissions. As of December 31, 2024, the Company had applied for reimbursements of C$183.7 million and recognized a benefit, net of accretion, in respect of the SIF EAF Funding of C$112.4 million. Accordingly, C$183.7 million was outstanding on the SIF

EAF Funding as of December 31, 2024, and the carrying value of the SIF EAF Funding was C$71.3 million as of such date.

On November 29, 2021 the Company, entered into an agreement of which a benefit of up to C$220.0 million would flow to the Company in the form of a loan from the Canada Infrastructure Bank (“CIB”). CIB is a federal Crown corporation established under the Canada Infrastructure Bank Act which is not an agency of the government of Canada, but is accountable to the government of Canada through the Minister of Infrastructure and Communities. Under the terms of the CIB agreement, the Company had the option to draw on a non-revolving construction credit facility. As at December 31, 2023, the Company has not drawn on this credit facility, and on March 7, 2024 the CIB Facility was terminated.

The Company has recognized the governmental loan claims receivable, governmental loan payable and benefit associated with these agreements because the Company has fulfilled its obligations under the respective agreements.

Copies of the foregoing documents are available under the Company’s profiles on SEDAR+ at www.sedarplus.com and on the SEC’s EDGAR website at www.sec.gov.

INTEREST OF EXPERTS

Deloitte LLP has audited the consolidated financial statements of the Company as at December 31, 2024 and March 31, 2024 and for the fiscal periods then ended. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profiles on SEDAR+ at www.sedarplus.com and on the SEC’s EDGAR website at www.sec.gov, or on our website at www.algoma.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Company’s information circular for its upcoming annual meeting of shareholders. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for the nine month period ended December 31, 2024.

APPENDIX A

ALGOMA STEEL GROUP INC.

CHARTER OF THE AUDIT & RISK MANAGEMENT COMMITTEE

1.	Purpose

The Audit & Risk Management Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Algoma Steel Group Inc. (the “Company”). The members of the Committee, including the chair of the Committee (the “Chair”), are appointed by the Board on an annual basis (or until their successors are duly appointed) for the purpose of overseeing the Company’s accounting, financial controls and financial reporting processes and the audits of the financial statements of the Company and monitoring whether the Company complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The Committee will also oversee the Company’s enterprise risk management (“ERM”) program to assist the Board in providing oversight of the ERM activities of the Company and its subsidiaries and to advise the Board with respect to the effectiveness of the ERM framework of the Company.

2.	COMPOSITION

(1)	The Committee should be comprised of a minimum of three directors and a maximum of five directors.

(2)

The Committee must be constituted as required under each of the Business Corporations Act (British Columbia), National Instrument 52-110 – Audit Committees, as it may be amended or replaced from time to time (“NI 52-110”), the Nasdaq Stock Market LLC rules (the “Nasdaq Rules”) and applicable rules under the U.S. Securities Exchange Act of 1934, as amended (the “SEC Rules” and, collectively with NI 52-110 and the Nasdaq Rules, the “Applicable Regulations”).

(3)

All members of the Committee must (except to the extent permitted by the Applicable Regulations) be independent (within the meaning of the Applicable Regulations), and free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

(4)

No members of the Committee shall receive, other than for service on the Board, the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Company or any of its related parties or subsidiaries.

(5)

All members of the Committee must (except to the extent permitted by the Applicable Regulations) be financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements). In addition, one member of the Committee must have accounting or related financial management expertise, qualifying as an audit committee financial expert (within the meaning of the Applicable Regulations).

(6)

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among the Board. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains.

(7)

Any action taken by the Committee during a period in which one or more of the members subsequently is determined to have failed to meet the membership qualifications shall nevertheless constitute duly authorized actions of the Committee and shall be valid and effective for all purposes, except to the extent required by applicable law or determined appropriate by the Committee to satisfy applicable US or Canadian regulatory requirements.

3.	LIMITATIONS ON COMMITTEE’S DUTIES

In contributing to the Committee’s discharge of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the Board may be otherwise subject.

Members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management of the Company as to the non-audit services provided to the Company by the external auditor, (iv) financial statements of the Company represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Company in accordance with applicable generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4.	MEETINGS

The Committee should meet not less than four times annually. Meetings may be held in person, by telephone conference, video conference, or by other electronic or other communications equipment that permits all persons participating in the meeting to communicate with each other during the meeting, as needed to conduct the business of the Committee. The Committee should meet within 45 days following the end of the first three financial quarters of the Company and shall meet within 90 days following the end of the fiscal year of the Company. A quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or such greater number as the Committee shall by resolution determine, and the affirmative vote of the majority of those present shall be necessary for any action by the Committee. The Committee shall keep minutes of each meeting of the Committee. A copy of the minutes shall be provided to each member of the Committee.

The Committee shall also meet not less than four times annually to specifically review enterprise risk management and risk related matters within the organization.

Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon two days’ prior notice to each of the other Committee members. The members of the Committee may waive the requirement for notice. In addition, each of the Chief Executive Officer, the Chief Financial Officer and the external auditor of the Company shall be entitled to request that the Chair call a meeting.

The Committee may ask members of management and employees of the Company (including, for greater certainty, its affiliates and subsidiaries) or others (including the external auditor) to attend meetings and provide such information as the Committee requests. Members of the Committee shall have full access to information and records of the Company (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and shall be permitted to discuss such information and any other matters relating to the results of operations and financial position of the Company with management, employees, the external auditor and others as they consider appropriate.

The Committee or its Chair should meet every quarter with management and the external auditor of the Company in separate sessions to discuss any matters that the Committee or either of these groups desires to discuss privately. In addition, the Committee should meet with management and the external auditor to review and discuss the Company’s annual audited financial statements and quarterly financial statements.

Subject to the Company’s Articles, the Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so, provided that such delegation is consistent with applicable laws, rules and regulations and Nasdaq and TSX listing standards.

The Committee shall determine any desired agenda items and may seek input from Committee members and/or the Executive Management Team in doing so.

5.	COMMITTEE ACTIVITIES

The following shall be the common recurring duties and responsibilities of the Committee in carrying out its oversight functions. These duties and responsibilities are not intended to be exhaustive, and are set forth below as a guide to the Committee with the understanding that the Committee may, subject to the Articles, alter or supplement them as directed by the Board or as appropriate under the circumstances to the extent permitted by applicable law.

A.	DISCLOSURE

(1)

Review, approve and recommend for Board approval the Company’s quarterly financial statements, including any certification, report, opinion or review rendered by the external auditor and the related management’s discussion and analysis and press release.

(2)	Review, approve and recommend for Board approval the Company’s annual financial statements,

including any certification, report, opinion or review rendered by the external auditor, the annual information form, and the related management’s discussion and analysis and press release.

(3)

Review and approve any other press releases that contain material financial information and such other financial information of the Company provided to the public or any governmental body as the Committee requires.

(4)

Satisfy itself that adequate procedures have been put in place by management for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and the related management’s discussion and analysis.

(5)

Review any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Company and the appropriateness of the disclosure thereof in the documents reviewed by the Committee.

(6)	Receive periodically management reports assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures.

(7)	Review and make recommendations to the Board in respect of the mandate of the Company’s Disclosure Committee (the “Disclosure Committee”).

(8)	Review the Disclosure Committee’s quarterly reports to the Committee pertaining to the Disclosure Committee’s activities for the previous quarter.

(9)	Prepare such disclosures and reports required to be prepared by the Committee by any applicable law, regulation, rule or listing standard.

B.	INTERNAL CONTROL

(1)

Review material prepared by management regarding the Company’s financial strategy considering current and future capital and operating plans and budgets, the Company’s capital structure, including debt and equity components, current and expected financial leverage, interest rate and foreign currency exposures and in the Committee’s discretion, make recommendations to the Board.

(2)	Review management’s process to identify, monitor and manage the significant risks associated with the activities of the Company, as well as the steps taken by management to report such risks.

(3)	Review the effectiveness of the internal control systems for monitoring compliance with applicable laws and regulations.

(4)	Have the authority to communicate directly with the internal auditor and the Chief Risk Officer, if applicable.

(5)	Have direct oversight over the Chief Risk Officer (and the Chief Risk Officer shall report directly to the Committee).

(6)	Review the performance, compliance and financial risk practices of the Company’s pension programs.

(7)	Receive periodical management reports assessing the adequacy and effectiveness of the Company’s internal control systems.

(8)

Assess the overall effectiveness of the internal control and risk management frameworks through discussions with management and the external auditors and assess whether recommendations made by the external auditors have been implemented by management.

C.	RELATIONSHIP WITH THE EXTERNAL AUDITOR

(1)

Assess the qualifications and independence of the external auditor and be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management of the Company and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm must report directly to the Committee.

(2)	Have the authority to communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the Board as needed.

(3)	Advise the external auditor that it is required to report to the Committee, and not to management.

(4)

Monitor the relationship between management and the external auditor, including reviewing any management letters or other reports of the external auditor, discussing any material differences of opinion between management and the external auditor and resolving disagreements between the external auditor and management.

(5)

Review and discuss with the external auditor all critical accounting policies and practices to be used in the Company’s financial statements, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the external auditor.

(6)

Review and discuss with management and with the external auditor (a) any major issues regarding, or significant changes in, accounting principles and financial statement presentation with the external auditor and management, including any significant changes in the Company’s selection or application of accounting principles, (b) any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, (c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company, and (d) the type and presentation of information to be included in earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies.

(7)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(8)

Obtain and review a formal written statement, at least annually, from the external auditor delineating all relationships between external auditor and the Company, management or employees, actively engaging in a dialogue with external auditor with respect to any disclosed relationships or services that may impact or interfere with the objectivity and independence of external auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditor.

(9)	Establish policies and procedures with respect to the pre-approval of all audit and non-audit services to be provided by the external auditor.

(10)

Pre-approve all audit and non-audit services to be provided by the external auditor, or delegate such pre-approval of audit and non-audit services to the Chair of the Committee; provided that the Chair shall notify the Committee at each Committee meeting of the audit and non-audit services they approved since the last Committee meeting.

(11)

Review the performance of the external auditor, including the lead audit partner, and recommend any replacement of the external auditor when the Committee determines that circumstances warrant. In making its evaluation, the Committee should take into account the opinions of management and the internal audit group.

(12)

Periodically consult with the external auditor out of the presence of management about (a) any significant risks or exposures facing the Company, (b) internal controls and other steps that management has taken to control such risks, and (c) the fullness and accuracy of the financial statements of the Company, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(13)

Obtain and review a report, at least annually, from the external auditor describing (a) the external auditor’s internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues.

(14)	Review and approve any proposed hiring of current or former partners or employees of the current (and any former) external auditor of the Company.

(15)	Establish policies with respect to audit partner rotation in compliance with applicable laws and regulations.

D.	AUDIT PROCESS

(1)

Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. Review, based on the recommendation of the external auditor and the person responsible for the Company’s internal audit group, the scope and plan of the work to be done by the internal audit group and the responsibilities, budget, audit plan, activities, organizational structure and staffing of the internal audit group as needed. The Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(2)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(3)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(4)

Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(5)

Review with the external auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

(6)

Review the system in place to seek to ensure that the financial statements, management’s discussion and analysis and other financial information disseminated to regulatory authorities and the public satisfy applicable requirements.

E.	FINANCIAL REPORTING PROCESS

(1)	Review the quality and integrity of the Company’s financial reporting processes, both internal and external, in consultation with the external auditor.

(2)

Monitor and review the effectiveness of the Company’s internal audit function, including ensuring that any internal auditors have adequate monetary and other resources to complete their work and appropriate standing within the Company and, if the Company has no internal auditors, consider, on an annual basis, whether the Company requires internal auditors, report to the Board on the internal auditors’ performance and make related recommendations to the Board.

(3)

Review all material balance sheet issues and all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons.

(4)

Develop and recommend to the Board for approval policies and procedures for the review, approval or ratification of related party transactions. Oversee the implementation of and compliance with such policies regarding related party transactions and review and approve all related party transactions required to be disclosed pursuant to applicable rules prior to the Company entering into such transactions.

(5)

Review with management and the external auditor the Company’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto. Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

F.	ERM Program

(1)	Ensure that management of the Company (“Management”) has established an appropriate tone and culture with respect to risk identification, risk awareness, risk-taking and risk mitigation.

(2)

Review, monitor, report and, where appropriate, provide recommendations to the Board on the Company’s major enterprise and financial risk exposures and the guidelines, policies and practices regarding enterprise and financial risk assessment and management, including the Company’s processes for identifying, assessing and managing an effective and comprehensive risk management framework that covers operational, financial and strategic risks (including regarding those risks related to credit, liquidity, legal, regulatory and reputational matters, information security, cyber security and data protection), and crisis management and business continuity planning, and the steps taken by the Company to monitor and control such risk exposures.

(3)	Receive reports from Management on potential emerging risks to the business and how these may interrelate with or compound known risks.

(4)	Review and discuss with Management, at least annually, the Company’s overall risk appetite and tolerance and make recommendations to the Board with respect thereto.

(5)

Review, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the Company’s reputation or which may otherwise adversely affect the financial well-being of the Company.

(6)

Review and evaluate, at least annually, the Company’s susceptibility to fraud and corruption and management of the Company’s processes for identifying and managing the risks of fraud and corruption, and ensure that investigations are undertaken if fraud is detected.

(7)

Review and discuss with management the Company’s information governance policies and programs, privacy, information technology and cyber security risk exposures identified by the management, and the adequacy of the steps the Company has taken to monitor and mitigate such privacy, information technology and cyber security risks.

(8)	Review and evaluate the Company’s overall process for the identification and evaluation of principal business and operational risks and the prevention and/or mitigation thereof.

(9)

Ensure that the due diligence appraisal process on all proposed strategic transactions, including acquisitions, disposals, and project developments includes the identification and assessment of risk exposures and their implications for the risk appetite and tolerance of the Company.

(10)

Review and evaluate the development and implementation of appropriate policies, processes and systems to manage the Company’s principal enterprise and financial risks within its approved risk tolerance, to monitor the effectiveness of such policies, processes and systems and to ensure that the Board receives sufficient information about the Company’s risk exposures.

(11)	Review the Company’s public disclosures in respect of risk governance and the Company’s principal risks.

(12)

Annually, together with Management assess the overall effectiveness of the enterprise risk management frameworks through discussions with management, and, if applicable, the external auditor or internal auditor, and assess whether recommendations made by management and, if applicable, the external auditor or internal auditor, have been implemented by management of the Company.

(13)	Perform a review and evaluation of the performance of the Chief Risk Officer.

G.	Risk Management Compliance and Disclosure

(1)	Monitor and review the Company’s risk management compliance and obtain reasonable assurance that the risk management policies for significant non-financial risks are being adhered to.

(2)	Review, provide input and approve the disclosure of risks in the documents sent by the Company to shareholders, made available to the public or filed with securities regulators.

H.	Project Pre-Approvals and Approvals

(1)

Review all project proposals and contracts that: (a) are not included in the approved business plan of Algoma; and are anticipated to have a value, in the aggregate, greater than $10,000,000 or as otherwise specified in a policy of the Committee; or (b) determined by the Board or Management to warrant additional risk review due to complexity and/or increased probability of risk to the Company.

I.	Insurance Coverage

(1)	Review and monitor the adequacy of the Company’s insurance coverage.

(2)	Review with Management, annually, the Company’s insurance coverage and insurance report, including its risk retention philosophy and resulting uninsured exposure, if any, and provide assurances and recommendations to the Board with respect thereto.

J.	OTHER

(1)

Identify and inform the Board of matters that may significantly impact on the financial condition or affairs of the business, including irregularities in the Company’s business administration, and, where applicable, suggest corrective measures to the Board.

(2)	Review the public disclosure regarding the Committee required from time to time by the Applicable Regulations.

(3)	Review in advance, and approve, the hiring and appointment of the Company’s Chief Financial Officer and the Company’s Chief Risk Officer.

(4)

Establish and oversee the effectiveness of procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, auditing matters, internal accounting controls or management of the Company’s business under the Company’s whistleblower policy, including the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(5)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of the Committee’s duties.

(6)

Review with the external auditor, management and the legal advisors of the Company, as applicable, any other legal, regulatory or compliance matters as the Committee or the Board deems necessary or appropriate.

(7)	Perform any other activities as the Committee or the Board deems necessary or appropriate.

6.	INDEPENDENT ADVICE

In discharging its mandate, the Committee shall have the authority to retain or terminate, at its sole discretion to assist the Committee as it determines to be necessary to permit it to carry out its duties, compensation consultants, independent legal counsel or other advisors (collectively, “Advisors”). The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Advisor retained by the Committee. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to Advisor retained by the Committee. The Committee may select, or receive advice from, Advisors, other than in-house legal counsel, only after taking into consideration the following factors:

(a)	the provision of other services to the Company by the person that employs the Advisor;

(b)	the amount of fees received from the Company by the person that employs the Advisor, as a percentage of the total revenue of the person that employs the Advisor;

(c)	the policies and procedures of the person that employs the Advisor that are designed to prevent conflicts of interest;

(d)	any business or personal relationship of Advisor with a member of the Committee;

(e)	any securities of the Company owned by the Advisor; and

(f)	any business or personal relationship of the Advisor or the person employing the Advisor with an Executive Officer of the Company.

7.	FUNDING

The Company must provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of:

(1)	Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

(2)	Compensation to any counsel or advisors employed by the Committee under Section 6 above.

(3)	Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8.	ANNUAL EVALUATION

At least annually, the Committee shall, in a manner it determines to be appropriate:

(1)	Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this Charter.

(2)	Review and assess the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee believes to be appropriate.

9.	NO RIGHTS CREATED

This Charter is a broad policy statement and is intended to be part of the Committee’s flexible governance framework. While this Charter should comply with all applicable law and the Company’s Articles, this Charter does not create any legally binding obligations on the Committee, the Board, any director or the Company.

Dated as of March 12, 2025